Exhibit 2.1

SALE AND PURCHASE AGREEMENT

REGARDING THE SALE AND PURCHASE

OF ALL SHARES IN OCÉ DOCUMENT

TECHNOLOGIES GMBH

SALE AND PURCHASE AGREEMENT

by and among

Océ Holding Deutschland GmbH & Co. KG,

Solinger Straße 5-7,

45481 Mülheim an der Ruhr,

Germany,

(the “Seller”),

and

Captaris Verwaltungs GmbH,

c/o Gleiss Lutz,

Prinzregentenstraße 50,

80538 München,

Germany,

(the “Purchaser”)

and

Captaris, Inc.

10885 NE 4th St., Suite 400

Bellevue, WA 98004, USA

(the “Guarantor”)

the Seller and the Purchaser

collectively referred to as the “Parties”, and each of them as a “Party”.

INDEX OF DEFINITIONS

“Adjustment Amount”	shall have the meaning ascribed to it in Section 3.4.2

“Agreement”	shall have the meaning ascribed to it in the Preamble

“Affiliate”	shall mean any company affiliated, as the case may be, with the Seller or the Purchaser within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz)

“Base Amount”	shall have the meaning ascribed to it in Section 3.1 (1)

“Basket Amount”	shall have the meaning ascribed to it in Section 7.3

“Breach of Covenant”	shall have the meaning ascribed to it in Section 7.1.1

“Breach of Guarantee”	shall have the meaning ascribed to it in Section 7.1.1

“Business”	shall have the meaning ascribed to it in the Preamble

“Business Day”	shall have the meaning ascribed to it in Section 15.3

“Cash”	shall mean cash and cash equivalents and securities and bank deposits as properly set forth in lines 137 of the H-100 table of the management accounts as prepared by the Company on a monthly basis

“Cash Component”	shall have the meaning ascribed to it in Section 3.1 (2)

“Cash Pooling Arrangement”	shall have the meaning ascribed to it in Section 1.3.1

“Cash Statement”	shall have the meaning ascribed to it in Section 3.8.1

“Closing”	shall have the meaning ascribed to it in Section 5.1

“Closing Date”	shall have the meaning ascribed to it in Section 5.1

“Company”	shall have the meaning ascribed to it in Section 1.1

“2006 Company’s Financial Statements”	shall have the meaning ascribed to it in Section 6.2.4 (1)

“2007 Company’s Financial Statements”	shall have the meaning ascribed to it in Section 6.2.4 (1)

“Company Intellectual Property”	shall have the meaning ascribed to it in Section 6.2.8 (1)

“Customer Information”	shall have the meaning ascribed to it in Section 6.2.8 (12)

“Company Products”	shall mean all products and services developed (including products and services under development), owned, distributed, imported, sold or licensed by or on behalf of the Company at any time.

“Company Registered Intellectual Property”	shall mean applications, registrations and filings for Intellectual Property Rights that have been filed, recorded or issued by or with any governmental authority by or in the name of the Company.

“De Minimis Amount”	shall have the meaning ascribed to it in Section 7.3

“Direct Payment Amount”	shall have the meaning ascribed to it in Section 3.2.2 (1)

“Domination and Profit and Loss Pooling Agreement”	shall have the meaning ascribed to it in Section 1.3.1

“Escrow Account”	shall have the meaning ascribed to it in Section 3.3.1

“Escrow Agent”	shall have the meaning ascribed to it in Section 3.3.1

“Escrow Amount”	shall have the meaning ascribed to it in Section 3.2.2 (2)

“Escrow Claim”	shall have the meaning ascribed to it in Section 3.3.2

“Escrow Period”	shall have the meaning ascribed to it in Section 3.3.3 (3)

“HGB”	shall mean the German Commercial Code (Handelsgesetzbuch)

“Guarantor”	shall have the meaning ascribed to it on the cover page

“IFRS”	shall have the meaning ascribed to it in Section 3.4.1 (1)

“Indemnifiable Taxes”	shall have the meaning ascribed to it in Section 8.3.1

“Insurance Policies”	shall have the meaning ascribed to it in Section 6.2.19

“Intellectual Property”	shall mean (i) works of authorship including computer programs, development tools, Source Code and executable code, whether embodied in software, firmware, products or otherwise, documentation, designs, records and programmer notes, and mask works (ii) inventions (whether or not patentable), discoveries, improvements, processes, methods and technology, (iii) proprietary information, confidential information, trade secrets and know how, (iv) databases, data compilations, data collections (including customer and supplier lists) and technical data, (v) logos, trade names, trade dress, trademarks, service marks and packaging, and (vi) domain names, web addresses and websites and related content and graphics.

“Intellectual Property Rights”	shall mean intellectual property and proprietary rights worldwide, including foreign and domestic trade names, trademarks, service marks, domain names, copyrights, moral rights, rights of attribution and integrity, privacy rights, trade secret rights, rights in mask works, patents, utility models and design certificates and all associated rights and all registrations, applications, renewals, extensions and continuations (in whole or in part) of any of the foregoing, together with all goodwill associated therewith and all rights and causes of action for infringement, misappropriation, misuse, dilution, unfair trade practice or otherwise associated therewith.

“Key Employee(s)”	shall have the meaning ascribed to it in Section 6.2.12

“Legal Terms”	shall have the meaning ascribed to it in Section 15.5.2

“Letter of Intent”	shall have the meaning ascribed to it in Section 5.4.7

“Liability Cap”	shall have the meaning ascribed to it in Section 7.2

“Material Adverse Change”	shall have the meaning ascribed to it in Section 5.3.1 (2)

“Material Agreement(s)”	shall have the meaning ascribed to it in Section 6.2.9

“Material Permits”	shall have the meaning ascribed to it in Section 6.2.15

“Movables”	shall have the meaning ascribed to it in Section 6.2.7

“Negative Closing Condition(s)”	shall have the meaning ascribed to it in Section 5.3.1

“Neutral Accountant”	shall have the meaning ascribed to it in Section 3.9.1 (2)

“Notices”	shall have the meaning ascribed to it in Section 14.1

“Open Source Software”	shall mean any software distributed under any license that requires that the software covered by the license or any software incorporated into, based upon, combined with, linked to, derived from or distributed with such software (i) be disclosed, distributed or made available in Source Code form or (ii) be licensed under the terms of the open source license, in whole or part. Open Source Software includes, without limitation, software licensed under the GNU General Public License, GNU Lesser General Public License and any license approved by the Open Source Initiative.

“Party(-ies)”	shall have the meaning ascribed to it on the cover page

“Pension Accruals”	shall have the meaning ascribed to it in Section 3.1 (3)

“Pension Arrangements”	shall have the meaning ascribed to it in Section 6.2.14 (1)

“Person”	shall have the meaning ascribed to it in Section 4.1 (1)

“Positive Closing Condition(s)”	shall have the meaning ascribed to it in Section 5.2

“Preliminary Purchase Price”	shall have the meaning ascribed to it in Section 3.2.2

“Preliminary Purchase Price Statement”	shall have the meaning ascribed to it in Section 3.2.1

“Purchase Price”	shall have the meaning ascribed to it in Section 3.1

“Purchaser”	shall have the meaning ascribed to it on the cover page

“Purchaser’s Account”	shall have the meaning ascribed to it in Section 3.5.1

“Registered Share Capital”	shall have the meaning ascribed to it in Section 1.2

“Relevant Tax Matters”	shall have the meaning ascribed to it in Section 8.11

“Revised Cash Statement”	shall have the meaning ascribed to it in Section 3.8.2 (2)

“Seller”	shall have the meaning ascribed to it on the cover page

“Seller’s Account”	shall have the meaning ascribed to it in Section 3.5.1

“Seller’s Group”	shall have the meaning ascribed to it in Section 6.2.5 (1)

“Seller’s Knowledge”	shall have the meaning ascribed to it in Section 6.2.23

“Share”	shall have the meaning ascribed to it in Section 1.2

“Shrink-Wrapped Code”	shall mean generally commercially available object code used for internal purposes (other than development tools, development environments, SDKs and similar programs) where available for a cost of not more than EUR 5,000.00 (in words: five thousand Euro) per year for a single user or work station or EUR 20,000.00 (in words: twenty thousand Euro) in the aggregate per year for all Company users and work stations.

“Signing Date”	shall mean December 21, 2007

“Source Code”	shall mean computer software in human readable form, including related programmer comments and annotations, help text, data, data structures and instructions.

“Tax”	shall have the meaning ascribed to it in Section 8.1

“Tax Contest”	shall have the meaning ascribed to it in Section 8.6.2

“Tax Indemnification Notice”	shall have the meaning ascribed to it in Section 8.6.1

“Tax Indemnification Payment”	shall have the meaning ascribed to it in Section 8.3.1

“Taxing Authority”	shall have the meaning ascribed to it in Section 8.1

“Third Party Claim”	shall have the meaning ascribed to it in Section 7.5.2

“Third Party-IP”	shall mean Intellectual Property or Intellectual Property Rights owned or controlled by a third party

“2007 IFRS Management Accounts”	shall have the meaning ascribed to it in Section 3.1 (1) (i)

“2007 IFRS Management Accounts Statement”	shall have the meaning ascribed to it in Section 3.4.1 (1)

“2007 Revenues”	Shall have the meaning ascribed to it in Section 3.1 (1) (i)

“US APA”	shall have the meaning ascribed to it in Section 5.5 (1)

“US Business”	shall have the meaning ascribed to it in the Preamble

“Use”	shall mean reproduce, distribute, display, modify, license, sublicense, sell, import, make or otherwise exploit or exercise

INDEX OF SCHEDULES

Schedule 3.1 (1) (i)	2007 IFRS Management Accounts

Schedule 3.3.1	Documentation with details of joint account held by Seller and Purchaser

Schedule 5.2.1 (1) a	List of inter-company agreements to be terminated with effect prior or as of closing

Schedule 5.2.1 (1) b	Liabilities to be settled later

Schedule 5.2.1 (2)	Release from liability under inter-company agreements

Schedule 5.2.1 (3)	Third party consents to be received

Schedule 5.2.1 (4)	Patent license agreement

Schedule 5.2.1 (5)	Employment agreement between the Company and Mr. von Arx

Schedule 5.5 (1)	US APA

Schedule 5.5 (4) a	Release letter by Commerzbank

Schedule 5.5. (4) b	Indemnity letter by the Seller

Schedule 6.2.1 (4) a	Excerpt from the commercial register

Schedule 6.2.1 (4) b	Pending registrations / Corporate facts or acts not duly registered with the commercial register

Schedule 6.2.1 (5) a	Representations and offices

Schedule 6.2.1 (5) b	Subsidiaries / Share in any other Person / Obligation to acquire shares in another Person

Schedule 6.2.4 (1)	Deviations from past accounting practice

Schedule 6.2.5	Intra-Group Agreements

Schedule 6.2.7	Movables not owned, leased or licensed by the Company; liens/encumbrances

Schedule 6.2.8 (1) a	Owned Intellectual Property / Intellectual Property Rights

Schedule 6.2.8 (1) b	Licensed Intellectual Property / Intellectual Property Rights

Schedule 6.2.8 (8)	Agreements limiting use of IP / Company Products

Schedule 6.2.8 (10)	Contracts, licenses and other material instruments with regard to IP

Schedule 6.2.8 (11)	Open Source Software

Schedule 6.2.9	Material Agreements

Schedule 6.2.10	Termination of Material Agreements

Schedule 6.2.11 (1)	Employees

Schedule 6.2.11 (2)	Freelancers or consultants considered to be employees (Scheinselbständige)

Schedule 6.2.11 (3)	Payment obligations based on continuous practice, general commitments and any other customary internal practice

Schedule 6.2.11 (4)	Unpaid salaries or other payments due and payable

Schedule 6.2.11 (5)	Obligations to make severance payments, payments under a social plan or individual termination agreements

Schedule 6.2.11 (6)	Obligations to increase the remuneration

Schedule 6.2.11 (7)	Insurance payments to employees

Schedule 6.2.11 (9)	Collective labor relationships

Schedule 6.2.11 (10)	Collective labor disputes

Schedule 6.2.12	Key Employees

Schedule 6.2.13	Bonus payments / Forgiveness of indebtedness / Increase in benefits / Obligations to fund benefits

Schedule 6.2.14 (1)	Pension Arrangements

Schedule 6.2.14 (2)	Non-compliance with Section 16 of the German Pension Act / Obligations to contribute to Pension Guarantee Fund

Schedule 6.2.14 (3)	Non-compliance with Pension Arrangement obligations

Schedule 6.2.15	Required permits

Schedule 6.2.16	Litigation

Schedule 6.2.17	Deviations from the ordinary course of business

Schedule 6.2.19	Insurance Policies

Schedule 6.2.20	Subsidies since 2001

Schedule 8.2.1 (4)	Tax audits, examinations, investigations or proceedings

Schedule 10.5	Transitional Services

PREAMBLE

WHEREAS, the Seller is a limited partnership (Kommanditgesellschaft) organized under the laws of Germany, and the sole shareholder in Océ Document Technologies GmbH;

WHEREAS, the Purchaser is a limited liability company organized under the laws of Germany;

WHEREAS, the Guarantor is the sole shareholder in the Purchaser;

WHEREAS, Océ Document Technologies GmbH is active in the development, manufacturing, marketing, distribution and sale of input management solutions and the rendering of maintenance and support services pertaining thereto (such business hereinafter also referred to as the “Business”)

WHEREAS, subject to the terms and conditions of this sale and purchase agreement (the “Agreement”), the Seller intends to sell all of its shares in Océ Document Technologies GmbH and the Purchaser wishes to purchase these shares;

WHEREAS, Océ Document Technologies GmbH conducts its business with six (6) employees out of an operation in Bethesda, Maryland, USA (the “US Business”). For certain business reasons, the US business has not been organized in a separate legal US entity but forms a separate unit within Océ North America, Inc.

WHEREAS, the Seller intends to sell the US business and shall procure that the US Business is being sold by way of a separate Asset Purchase Agreement by Océ North America, Inc., to Guarantor.

NOW, THEREFORE, the Parties hereto agree as follows:

SECTION 1

CORPORATE OWNERSHIP / STRUCTURE OF THE ACQUISITION

1.1	Particulars of the Company

Océ Document Technologies GmbH (the “Company”) is a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Germany with registered office at Konstanz and registered with the Commercial Register of the Lower Court (Amtsgericht) at Freiburg i. Br. under HRB 380385.

1.2	Share Capital of the Company

The registered share capital (Stammkapital) of the Company amounts to DM 20,000,000.00 (twenty million Deutsche Mark) (the “Registered Share Capital”). The Registered Share Capital is represented by a single share with a par value (Nennbetrag) of DM 20,000,000.00, which is held by the Seller (the “Share”).

1.3	Termination of Domination and Profit and Loss Pooling Agreement and Cash Pooling Arrangement

1.3.1	The Seller and the Company had entered into a domination and profit and loss pooling agreement (Beherrschungs- und Gewinnabführungsvertrag) dated August 23, 2000 (amended on December 12, 2000) (the “Domination and Profit and Loss Pooling Agreement”). Furthermore, the Company has been – together with other companies of the Seller’s Group – a party to an automated cash pooling arrangement with Commerzbank Aktiengesellschaft (the “Cash Pooling Arrangement”) since 2002.

1.3.2	The Domination and Profit and Loss Pooling Agreement has been terminated by mutual agreement dated October 1 / 5, 2007 with the effect of November 30, 2007. The participation of the Company in the Cash Pooling Arrangement has been terminated and any balance under the Cash Pooling Arrangement with regard to the Company has been settled. The Company is fully and finally released from any obligation and liability arising out of or in connection with the Domination and Profit and Loss Pooling Agreement and the Cash Pooling Arrangement except for the transfer of profits under the Domination and Profit and Loss Pooling Agreement, which ended on November 30, 2007 to the Seller.

SECTION 2

SALE AND PURCHASE OF THE SHARE; RIGHTS TO PROFITS,

TRANSFER OF THE SHARE

2.1	Sale and Purchase of the Share

2.1.1	The Seller hereby sells and the Purchaser hereby purchases subject to the terms and conditions of this Agreement, the Share.

2.1.2	For the avoidance of doubt, it is hereby stated that it is the intention of the Parties that the Seller sells all shares in the Company to the Purchaser. Thus, for reasons of utmost precaution, if the Share as defined above does not exist with the par value as listed above and/or if the Registered Share Capital consists of more shares than the Share, the sale and purchase set out in Section 2.1.1 above and the “Share” as defined by this Agreement shall encompass all shares in the Company, with such par values and in such number as actually existent at the Closing Date.

2.2	Ancillary Rights

The sale and purchase of the Share hereunder shall include any and all rights and obligations pertaining to the Share, including, the rights to profits for the fiscal year beginning on December 1, 2007.

2.3	Transfer and Assignment of the Share

The Seller herewith transfers and assigns the Share to the Purchaser with effect “in rem” (mit dinglicher Wirkung) subject to the conditions precedent (aufschiebende Bedingungen within the meaning of Section 158 (1) German Civil Code) of the Direct Payment Amount being credited to the Seller’s Account and the Escrow Amount being credited to the Escrow Account. The Purchaser accepts such transfer and assignment.

For the avoidance of doubt, it is hereby stated that it is the intention of the Parties that the Seller transfers and assigns all shares in the Company to the Purchaser. Thus, for reasons of utmost precaution, if the Share as defined above does not exist with the par value as listed above and/or if the Registered Share Capital consists of more shares than the Share, the transfer and assignment hereunder shall in any case apply to all shares existing at the Closing date and the “Share” as defined by this Agreement shall encompass all shares in the Company, with such par values and in such number as actually existent at the Closing Date.

2.4	Shareholder’s Consent

Pursuant to clause 4 para. 4 of the articles of association of the Company, the transfer of the Share to the Purchaser requires the prior written consent of the shareholders of the Company, which is herewith irrevocably granted by the Seller.

SECTION 3

PURCHASE PRICE; CONDITIONS OF PAYMENT

3.1	Purchase Price

The purchase price to be paid by the Purchaser for the Share as sold and purchased hereunder shall be the aggregate amount of

(1)	an amount equal to

(i)	EUR 22,661,000.00 (in words: twenty two million six hundred sixty one thousand Euro) which is the Seller’s estimate of the revenues of the Company for the financial year ended on November 30, 2007 (the “2007 Revenues”) as set forth in the 2007 IFRS management accounts attached hereto as Schedule 3.1 (1) (i) (the “2007 IFRS Management Accounts”) , or,

(ii)	if the 2007 Revenues as set forth in the 2007 IFRS Management Accounts should deviate (plus or minus) by more than EUR 500,000.00 (in words: five hundred thousand Euro) from the 2007 Revenues as set forth in the 2007 IFRS Management Accounts Statements (as defined in Section 3.4.1 (1) of this Agreement), the 2007 Revenues as set forth in the 2007 IFRS Management Accounts Statements,

(in either case the “Base Amount”);

(2)	plus the aggregate amount of the Cash available to the Company at December 31, 2007, (for the avoidance of doubt including all and any Cash available to the Company in connection with the termination of the Cash Pooling Arrangement) (the “Cash Component”);

(3)	minus an amount of EUR 12,082,594.00 (in words: twelve million eighty two thousand five hundred ninety four Euro), reflecting the aggregate amount of the accruals for pension liabilities (Rückstellungen für Pensionsverbindlichkeiten), part-time retirement and jubilee provisions (collectively the “Pension Accruals”) of the Company as of December 31, 2007, as determined and reported in accordance with IAS 19 (2004) by Mercer in their report dated December 20, 2007;

(4)	minus an amount of EUR 150,000.00 (in words: one hundred fifty thousand Euro) reflecting the agreed upon settlement regarding the take or pay obligations under the agreements listed in Schedule 6.2.9 (7).

(the “Purchase Price”).

The Purchase Price shall be finally calculated as set forth under Section 3.4 of this Agreement.

3.2	Preliminary Purchase Price

3.2.1	On December 28, 2007, the Seller will deliver to the Purchaser a good faith estimate of the Cash Component, which will be prepared based on the Company’s books and records (the “Cash Estimate”).

3.2.2	A preliminary purchase price for the Share (the “Preliminary Purchase Price”) shall become due (fällig) and shall be paid by the Purchaser on the Closing Date, the components of which are as follows:

(1)	EUR 22,661,000.00 (in words: twenty two million six hundred sixty one thousand Euro), plus the Seller’s estimate of the Cash Component as set forth in the Cash Estimate, minus the Pension Accruals, minus EUR 150,000.00 (in words: one hundred fifty thousand Euro) and minus the Escrow Amount, (the “Direct Payment Amount”);

(2)	an amount of EUR 2,000,000.00 (in words: two million Euro) (the “Escrow Amount”).

3.2.3	The Purchaser shall procure that the Direct Payment Amount shall be credited to the Seller’s Account and the Escrow Amount shall be credited to the Escrow Account on the Closing Date.

3.2.4	Unless the Purchaser has paid the Preliminary Purchase Price by January 8, 2008, the Preliminary Purchase Price shall bear interest from January 1, 2008, through (and including) the Closing Date at a rate equal to the average of the three month LIBOR for Euro during such period of time. Such interest shall become due and payable together with the Preliminary Purchase Price on the Closing Date.

3.3	Escrow

3.3.1	The Escrow Amount shall be deposited with Commerzbank, Oberhausen branch (the “Escrow Agent”), at a joint account held by the Seller and the Purchaser. Details of this joint account are described in Schedule 3.3.1 hereto. The Escrow Agent shall designate to the Seller and to the Purchaser in writing at least five (5) Business Days prior to the Closing Date the account details of the escrow account (herein referred to as the “Escrow Account”).

3.3.2	The Escrow Amount shall serve as security for any and all claims of the Purchaser (i) resulting from a Breach of Guarantee or a Breach of Covenant as set forth under Sections 4.1, 6 and 7 of this Agreement or (ii) for payment of the Adjustment Amount under Section 3.4.2 (2) of this Agreement or (iii) for special indemnification under Section 10.7 of this Agreement as well as (iv) all claims the U.S. purchaser may have under Articles 6 of the US APA (each an “Escrow Claim”).

3.3.3	The Escrow Account shall be held on the following terms:

(1)	Any bank or other charges in connection with the Escrow Account shall be charged to the Purchaser.

(2)	Any interest generated on the Escrow Account (subject to any deduction of tax at source) shall be credited to the Escrow Account. The Parties agree that the funds contained in the Escrow Account shall be invested as one-month money (Monatsgeld) or day-to-day money (Tagesgeld), in each case as the Seller shall determine in its absolute discretion.

(3)	Subject to Section 3.3.3 (4) below, the funds in the Escrow Account shall be retained for a period of twelve (12) months from the Closing Date (the “Escrow Period”). At the end of the Escrow Period and subject to Sections 3.3.3 (4) and 3.3.3 (5) below, the funds shall be released to the Seller.

(4)	The funds shall not be released to the Seller, if and to the extent that the Purchaser has notified the Seller prior to the expiry of the Escrow Period of any Escrow Claim (such notification to include a statement of the facts upon which the Escrow Claim is based and the amount of the Escrow Claim estimated in the Purchaser’s sole discretion) provided that the Purchaser has within six (6) months following such notification of an Escrow Claim, commenced arbitration proceedings in accordance with Section 15.2 of this Agreement.

The amount of the funds not to be released shall be calculated as follows:

(a)	until the commencement of the arbitration proceedings: the amount estimated by the Purchaser in the aforementioned notification;

(b)	after the commencement of the arbitration proceedings and prior to the decision on the merits by the arbitration tribunal: the amount the Purchaser has claimed in such arbitration proceedings (if a claim for an exact amount has not been asserted, or has been asserted besides other claims, the amount in dispute estimated by the Seller in its equitable discretion shall be relevant);

(c)	after a decision on the merits by the arbitration tribunal: the amount of an Escrow Claim awarded to the Purchaser by the arbitration tribunal; if and to the extent the arbitration tribunal determines that the Purchaser is entitled to a payment under an Escrow Claim on its merits without determining the amount of such claim, the amount in dispute set forth in (b) above shall remain applicable;

(d)	in the event of a compromise settlement between the Purchaser and the Seller: to the amount agreed upon in writing by the Purchaser and the Seller, irrespective of the amounts set forth in (a) through (c).

(5)	The Escrow Amount shall be released to the Purchaser, if and to the extent

(a)	the amount of a Escrow Claim has been awarded to the Purchaser by the arbitration tribunal; or

(b)	the amount of a Escrow Claim has been agreed upon between the Purchaser and the Seller in a compromise settlement in writing.

(6)	If and to the extent the conditions for the release of the Escrow Amount or a portion thereof to the Seller or the Purchaser, as the case may be, are met according to Section 3.3.3 (3) through 3.3.3 (5), the Seller and the Purchaser shall without undue delay give joint or identical written instruction to the Escrow Agent to release such funds.

3.4	Final Determination and Payment of the Purchase Price

3.4.1	The Purchase Price shall be calculated and shall be considered finally determined if and when

(1)	with regard to the Base Amount, a duly signed original of a statement by Price Waterhouse Coopers confirming (a) that the 2007 IFRS Management Accounts have been prepared in accordance with the Océ Information Manual and (b) that the Océ Information Manual is based on international financial reporting standards as adopted by the European Union (“IFRS”) and (c) attaching the H-100 and H-42 tables containing the balance sheet and the profit and loss account (the “2007 IFRS Management Accounts Statement”) has been received by the Purchaser and

(2)	with regard to the Cash Component, the Cash Statement (as set forth under Section 3.8.1) has become final and binding for the Purchaser and the Seller pursuant to either Section 3.8 or Section 3.9.

3.4.2	If, on the basis of the finally determined Purchase Price and subject to Section 3.1 (1),

(1)	the Purchase Price exceeds the Preliminary Purchase Price, the Purchaser shall pay to the Seller an amount equal to such excess;

(2)	the Purchase Price falls short of the Preliminary Purchase Price, the Seller shall pay to the Purchaser an amount equal to such shortfall or, if and to the extent such shortfall has not been paid within a period of one (1) month after the due date, at the Purchaser’s option, the shortfall shall be paid from funds in the Escrow Account;

(any such amount to be paid by the Seller or by the Purchaser, the “Adjustment Amount”).

3.4.3	The Adjustment Amount shall become due (fällig) and shall be paid on the fifth (5th) Business Day after the Final Purchase Price shall be considered finally determined.

3.5	Conditions of Payment

3.5.1	Payments to the Seller shall be made to the following account:

Bank:	Commerzbank Mülheim an der Ruhr
Sort code	6904 0045
Account number:	2730000
IBAN	DE88 6904 0045 0002 7300 00
SWIFT-Code:	COBADEFF690

or any other account to be designated by the Seller to the Purchaser in writing at least five (5) Business Days prior to the Closing Date (herein referred to as the “Seller’s Account”). Any payment into the Seller’s Account or – to the extent set forth under Section 3.2.2 (2) – the Escrow Account shall release the Purchaser from the respective obligations vis-à-vis the Seller. Payments to the Purchaser shall be made into an account to be designated by the Purchaser to the Seller in writing at least five (5) Business Days prior to the date payment is due (herein referred to as the “Purchaser’s Account”).

3.5.2	All payments owed shall be paid by the obligated Party free and clear of costs and charges in immediately available funds by wire transfer – to be credited on the same day – to the designated bank account.

3.5.3	Any payment under this Section 3 shall be deemed made as soon as it has been credited on the account of the recipient.

3.5.4	Unless otherwise contemplated in this Agreement, any payment under this Agreement shall bear interest at the rate of six (6) per cent p.a. commencing with the day it falls due (fällig wird). Interest shall be calculated on the basis of actual days elapsed and a calendar year with 360 days. Interest shall become due on a daily basis and shall be paid together with the relevant payment.

3.6	No Right to Set-off

Any right of the Purchaser to set-off and/or to withhold the payment of the Preliminary Purchase Price due under this Agreement is hereby expressly waived and excluded except for claims which are undisputed or res iudicatae.

3.7	Sales Taxes

The Parties are in agreement that any election rights (Optionsrechte) of the Seller relating to sales taxes (Umsatzsteuer) to the effect that the sale of the Share would be treated as taxable for sales taxes purposes shall not be exercised by the Seller.

3.8	Final Determination of Cash Component

3.8.1	Preparation by the Company

The Purchaser shall instruct and cause the management of the Company to deliver a written statement (in German and in English language) of the Cash Component as of December 31, 2007, setting forth the relevant details necessary for the determination of the Cash (the “Cash Statement”) within twenty (20) Business Days after the Closing Date. The Cash Statement shall be prepared based on the Company’s books and records consistent with past practice and in accordance with IFRS.

3.8.2	Review by the Seller

The Seller shall be entitled to review and object to the Cash Statement. The Seller has to raise objections to the Cash Statement within twenty (20) Business Days after receipt of the Cash Statement by providing the Purchaser with

(1)	a statement of objections, specifying the relevant positions, items or amounts, and

(2)	a revised version of the Cash Statement (the “Revised Cash Statement”).

If and to the extent the Seller did not raise any objections in accordance with this Section 3.8.2, the Seller shall be deemed to have agreed to all undisputed positions set forth in the Cash Statement and the Cash Statement shall become final and binding on such positions.

3.8.3	Costs and Expenses

(1)	The Purchaser shall bear the costs and expenses of the preparation of the Cash Statement.

(2)	The Seller shall bear the costs and expenses of the review of, and preparation of objections to, the Cash Statement and the preparation of the Revised Cash Statement.

3.9	Dispute Resolution

3.9.1	Appointment of Neutral Accountant

(1)	If the Seller has raised objections in due form and in time, the Parties shall (in conjunction with their advisors and accountants) meet and discuss the disputed matters in order to reach an agreement on adjustments (if any) to be made to the Cash Statement which are acceptable to the Parties to render such document in its final form.

(2)	If the Parties are unable to reach such agreement within thirty (30) days after the Seller has raised the objections, each Party shall be entitled to refer the matter in dispute to an independent accountant who is an accountant in an independent major international accountancy firm as agreed between the Parties (the “Neutral Accountant”). If the Parties are unable to agree on the person of the Neutral Accountant within fourteen (14) days after the Seller’s or the Purchaser’s request for the instruction of a Neutral Accountant, the Neutral Accountant shall be appointed by the Speaker of the Board of the German Institute of Public Accountants (Sprecher des Vorstands des Institut der Wirtschaftsprüfer in Deutschland e.V.).

(3)	The Parties shall jointly instruct the Neutral Accountant to decide the issues in dispute in accordance with the provisions of this Agreement.

(4)	The Neutral Accountant shall act as an expert (Schiedsgutachter), not as an arbitrator.

3.9.2	Scope of Decisions

The Neutral Accountant shall decide only on the matter in dispute, but shall apply such decision to the rest of the Cash Statement.

3.9.3	Procedure

(1)	The Parties shall cooperate with and assist, and shall procure that their advisors and accountants cooperate with and assist the Neutral Accountant in conducting his review. This shall include:

(a)	providing the Neutral Accountant with the Cash Statement, the statements of objections, the Revised Cash Statement and the documents and information delivered in the course of preparing and reviewing the Cash Statement and the Revised Cash Statement, and

(b)	all other documents and information reasonably required by the Neutral Accountant for the preparation of his decision.

(2)	The Seller and the Purchaser shall instruct the Neutral Accountant to use his best efforts to deliver his decision as soon as reasonably practical, but no later than thirty (30) days after the matter in dispute was referred to the Neutral Accountant.

3.9.4	Binding Decision

The Neutral Accountant’s decisions and the Cash Statement as determined by the Neutral Accountant shall, absent manifest error be final and binding on the Parties for the purpose of determining the Purchase Price.

3.9.5	Costs and Expenses

The costs and expenses of the Neutral Accountant shall be shared between the Seller and the Purchaser in proportion to their respective success and defeat as determined by the Neutral Accountant in accordance with the principles of Sections 91 et seq. German Civil Procedure Code (Zivilprozessordnung).

SECTION 4

OBLIGATIONS OF THE PARTIES PRIOR TO THE CLOSING DATE

4.1	Conservation of the Business until Closing

In the period from the Signing Date until the Closing Date, the Seller shall to the extent legally possible cause the Company to conduct the Business in the same way as previously and with the care expected of a diligent and prudent businessman and in compliance with all material applicable legal requirements. In the period from the Signing Date until the Closing Date, the Seller shall to the extent legally possible cause the Company to conduct the Business in the ordinary course and not to take any of the following measures without the prior written consent of the Purchaser (which shall not be unreasonably withheld, conditioned or delayed) unless otherwise contemplated in this Agreement:

(1)	take up activities substantially deviating from the past practice of the Company, form any subsidiary or acquire an equity interest in any other individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, governmental entity or other entity of any kind or nature (a “Person”), or sell or otherwise dispose of an existing business activity, or an existing subsidiary or Person, in which the Company holds an equity interest, other than the equity interest in the Flughafen-Gesellschaft Konstanz GmbH held by the Company, in whole or in part;

(2)	amend its articles of association or rules of procedure for the managing directors or merge with or into or consolidate with any other entity or execute any other measure under the German Transformation Act (Umwandlungsgesetz);

(3)	make any declaration of, or set aside or pay, any dividend or other distribution (whether in cash or in kind) with respect to the Share other than transfer of profits under the Domination and Profit and Loss Pooling Agreement, which ended on November 30, 2007, or issue, create, pledge or sell any shares in the Company or any other securities or convertible instruments or rights or granting shares or profit participation rights in the Company (or enter into any agreement, arrangement or other understanding to do the same) or directly or indirectly purchase, redeem or otherwise acquire any shares (or enter into any agreement, arrangement or other understanding to do the same);

(4)	appoint or dismiss any managing director or procuration officer (Prokurist), unless such managing director or procuration officer terminates its employment contract;

(5)	sell, transfer, lease or encumber assets other than in the ordinary course of business;

(6)	make commitments, oral or in writing, vis-à-vis managing directors, Employees, distributors or agents of the Company, in particular as regards the right of compensation, commission, bonus or other direct or indirect remuneration payable, incentives, retention or other compensation, retirement, welfare, pensions, fringe or severance benefit or vacation pay, change existing commitments of such kind or conclude shop agreements (Betriebsvereinbarungen), collective bargaining agreement (Tarifverträge), employee benefit plans or similar agreements, or change any such existing agreements;

(7)	engage employees, freelance workers or advisors, each receiving a gross compensation in excess of EUR 40,000.00 (in words: forty thousand Euro) per year;

(8)	enter into or submit any contract, bid or proposal with any third party having a value (net of VAT) in excess of EUR 150,000.00 (in words: one hundred fifty thousand Euro);

(9)	change or terminate any Material Agreement;

(10)	cancel or compromise any debt or claim, or assign, waive or release any right with a value in excess of EUR 40,000.00 (in words: forty thousand Euro);

(11)	make or agree to make any capital expenditures or similar commitments in excess of EUR 50,000.00 (in words: fifty thousand Euro) in the individual case or EUR 100,000.00 (in words: one hundred thousand Euro) in the aggregate;

(12)	lend money to any person or incur any indebtedness for borrowed money in excess of EUR 50,000.00 (in words: fifty thousand Euro) in the individual case except for short-term borrowings incurred in the ordinary course of business;

(13)	issue letters of comfort or guarantees, execute transfers by way of security or pledges or give other securities whether personal or in property, insofar as these are not common commercial practice or in line with past practice of the Company;

(14)	execute legal transactions of any kind between the Company on the one hand and Seller, members of the Seller’s Group or the Company’s managing directors on the other hand, other than such legal transactions between the Company on the one hand and the Seller or members of the Seller’s Group on the other hand, which are in line with arms’ length principle;

(15)	change any of its methods of accounting or accounting practices – except for also preparing the financial statements of the company according to IFRS – or file any amended tax return, surrender any right to a claim for Taxes, or enter into any closing agreement, settle any Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(16)	establish branch offices, places of business, sub-offices and branch establishments in Cuba, Iran, Iraq, Syria or North Korea;

(17)	cancel, sell, transfer, license or grant any rights under any Intellectual Property Right, enter into any settlement regarding the breach or in-fringement of any Intellectual Property Right or enter into any co-existing agreement or modify any existing rights with respect thereto; for the avoidance of doubt this shall not apply to the grant of licenses for products and services by the Company in the ordinary course of business; and

(18)	take all reasonable steps to preserve and protect the Cash available in the Company, subject to fulfilment of payment obligations consistent with past practice.

4.2	No-Shop

Unless this Agreement shall have been consummated or terminated in accordance with its terms, neither the Seller nor the Company shall, directly or indirectly, through any officer, director or agent solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or (other than in the ordinary course of business) substantial parts of the assets of, or any equity interest in, the Company or any business combination with the Company. The Seller shall notify the Purchaser promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made or received and shall, in any such case give notice to the Purchaser, indicating in reasonable detail the terms and conditions of such proposal, offer, inquiry or contact.

4.3	Access to Information

During the period from the Signing Date through the Closing Date, the Seller shall cause the Company, to the extent legally permitted, to provide the Purchaser upon the Purchaser’s request during the Company’s normal working hours with the information relevant in respect of the measures listed under Section 4.1, which require the Purchaser’s consent, and, upon the Purchaser’s request, the Seller shall cause the Company to the extent legally permitted, to provide the Purchaser with reasonable access to the Company’s personnel and assets and to all existing books, records, Tax returns, work papers and other documents and information during the Company’s normal working hours.

4.4	Divestment of equity interest held by the Company in Flughafen-Gesellschaft Konstanz

The Seller shall until the Closing Date procure, to the extent legally possible, that the Company will make best efforts to divest the share held by the Company with a nominal value of EUR 5,112.92 (share ratio 3,57%) in Flughafen-Gesellschaft Konstanz GmbH, a limited liability company organized under the laws of Germany; registered with the commercial register at the local court (Amtsgericht) of Konstanz under HRB 380008, having its registered seat in Konstanz and a registered capital of EUR 143,161.73.

4.5	SAP

The Seller shall provide on or prior to the Closing Date written evidence that SAP has agreed that the Company will retain after the Closing Date the right to use the SAP Software (Installation 110008561 (Konstanz)) for a further period of 365 days and until such date the Company’s use of the SAP Software shall be governed by the terms of the SAP Software Agreement applicable to the Company at the Signing Date or the Seller shall procure that such right to use the SAP Software shall be provided to the Company at the same terms as of the Signing Date.

4.6	Treatment of inter-company accounts receivable and payable

The Seller shall procure that the Company will not collect accounts receivable and that the members of the Seller’s Group shall not pay amounts owed for sale, license or distribution of Company Products or services sold, licensed or distributed in the month of December 2007 until after the Closing Date. Collection and payment of such amounts shall be effected no later than January 31, 2008.

SECTION 5

CLOSING; CLOSING CONDITIONS

5.1	Closing Conditions; Closing Date

The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer in Düsseldorf (Feldmühleplatz 1, 40545 Düsseldorf) not later than five (5) Business Days after the date on which the last of the Positive Closing Conditions set forth in Section 5.2.1 has been satisfied or waived, but not before January 1, 2008, or at any other time or place which the Seller and the Purchaser will mutually agree upon (the “Closing Date”).

5.2	Positive Closing Conditions

The obligations of the Seller and the Purchaser, as the case may be, to carry out the Closing shall be subject to the satisfaction of certain conditions to Closing (the “Positive Closing Conditions”, each of them a “Positive Closing Condition”).

5.2.1	The obligations of the Purchaser to carry out the Closing shall be subject to the satisfaction of each of the following Positive Closing Conditions:

(1)	The Company has terminated the inter-company agreements set forth in Schedule 5.2.1 (1) a and settled all outstanding claims and balances thereunder, but for those claims and balances listed in Schedule 5.2.1 (1) b.

(2)	Intentionally left blank.

(3)	The Company has received the third party consents with respect to all of the agreements listed in Schedule 5.2.1 (3).

(4)	The Company and Océ Technologies B.V. shall have executed a patent license agreement substantially in the form attached hereto as Schedule 5.2.1 (4).

(5)	The Company and Océ (Schweiz) AG shall have terminated the reimbursement agreement with regard to Mr. Isidor von Arx, and Mr. Isidor von Arx shall have entered into an employment agreement with the Company substantially in the form attached hereto as Schedule 5.2.1 (5), each becoming effective as of the Closing Date.

5.2.2	The Purchaser shall be entitled to waive any of the Closing Conditions referred to in Section 5.2.1 by written declaration to the Seller. Any such waiver shall not affect any right or remedy available to the Purchaser or the Seller under this Agreement or other transaction documents.

5.3	Negative Closing Conditions

5.3.1	The Purchaser shall further only be obligated to carry out the Closing if none of the following circumstances (the “Negative Closing Conditions”, each of them a “Negative Closing Condition”) has occurred:

(1)	There shall not be pending any legal proceeding that challenges or seeks to restrain or prohibit the consummation of the transactions contemplated by the Agreement. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Agreement shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted that makes consummation of the transactions contemplated by the Agreement illegal.

(2)

No event shall have occurred between the Signing Date and the Closing Date that has a material adverse effect on the Company which could reasonably be expected to result in losses in the aggregate exceeding an amount of EUR 5,000,000.00 (in words: Euro five million) (a “Material Adverse Change”), provided, however, that any such adverse effect shall not be deemed to constitute a Material Adverse Change if and to the extent it results from (a) a general down-turn in the economy or the market in which the Business operates or general economic conditions or conditions in the financial markets, or (b) the public announcement of entering into the transaction contemplated hereunder or (c) any changes in applicable laws or regulations so long as such changes do not have a disproportionate effect the Company compared to all other addressees of the changed law or regulation.

5.3.2	The Seller shall, upon request by the Purchaser, be obligated to carry out the Closing regardless of whether any or all of the Negative Closing Conditions have occurred. Any such request by the Purchaser shall not preclude the exercise of any other right or remedy of the Purchaser under this Agreement.

5.3.3	Each Party shall give prompt written notice to the other Party of any event that would be reasonably likely to cause the occurrence of a Negative Closing Condition, or any covenant contained in Section 4.1 of this Agreement not to be complied with. The delivery of any such notice shall not limit or otherwise affect the remedies available to the Parties hereunder.

5.4	Right to rescind

5.4.1	The Purchaser shall have the right to rescind this Agreement by written notice to Seller, if the Positive Closing Conditions set forth in Section 5.2.1 have not been satisfied, at the latest, on March 31, 2008.

5.4.2	Any rescission under Section 5.4.1 shall be valid only if the Seller has received such written notice of rescission prior to the date on which the relevant Positive Closing Condition has been satisfied or waived by the Purchaser.

5.4.3	The Purchaser shall further have the right to rescind this Agreement by written notice to the Seller if at least one Negative Closing Condition occurs prior to the Closing.

5.4.4	Any Party rescinding this Agreement under this Section 5.4 is to, without being legally obliged to, send a copy of the declaration of rescission for information to the acting notary.

5.4.6	If the Purchaser rescinds this Agreement under this Section 5.4, each party shall bear its own costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement.

5.4.7	In case the Purchaser rescinds this Agreement, this Agreement and the ancillary agreements, including the Letter of Intent signed by the Parties and Océ N.V. on September 27, 2007, (the “Letter of Intent”), shall have no further effect except for the confidentiality obligations under the Letter of Intent, which shall remain in place. For the avoidance of doubt, the Purchaser hereby expressly waives any other rights or claims under or relating to the Letter of Intent irrespective of which nature, amount or legal basis, whether known or unknown, and shall be obliged to also waive any such rights or claims the Purchaser might have against Océ N.V. on request by Océ N.V. (contract for the benefit of third parties, echter Vertrag zugunsten Dritter), in case the Purchaser rescinds this Agreement.

5.5	Actions on the Closing Date

At the Closing, the Parties and such other Persons to be involved according to the following provisions shall take the following actions in the following order which shall be deemed to have been taken simultaneously:

(1)	The Seller and the Purchaser shall procure that Océ North America, Inc. and the Guarantor shall execute an asset purchase agreement substantially in the form attached hereto as Schedule 5.5 (1) (the “US APA”).

(2)	The Seller and the Purchaser shall procure that Océ North America, Inc. and the Guarantor shall consummate the US APA by executing a form of general assignment and bill of sale substantially in the form as attached to the US APA as Exhibit D.

(3)	Intentionally left blank.

(4)	The Seller shall deliver to the Purchaser either a release letter from Commerzbank AG, basically in the form attached hereto as Schedule 5.5 (4) a and an indemnity letter by the Seller, substantially in the form attached hereto as Schedule 5.5 (4) b.

(5)	The Purchaser shall pay the Preliminary Purchase Price into Seller’s Account and the Escrow Account as set forth in Section 3.

(6)	Without undue delay after the Direct Payment Amount has been credited to the Seller’s Account and the Escrow Amount has been credited to the Escrow Account, the Seller and the Purchaser shall execute a closing memorandum confirming the satisfaction (or the waiver) of the Positive Closing Conditions, the absence (or waiver) of Negative Closing Conditions, the performance of all closing actions and the transfer of the Share to the Purchaser with in rem effect.

SECTION 6

SELLER’S GUARANTEES

6.1	Form and Scope of Seller’s Guarantees

The Seller hereby guarantees to the Purchaser by way of an independent promise of guarantee pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) within the scope and subject to the requirements and limitations provided in Section 6 hereof or otherwise in this Agreement that the statements set forth in this Section 6 are complete and correct as of the Signing Date and on the Closing Date.

The Purchaser’s claims under Sections 6 in connection with Section 7 shall exist independently of any fault on the part of the Seller or member of Seller’s Group; Section 280 para. 1 second sentence of the German Civil Code (BGB) shall not apply.

6.2	Seller’s Guarantees

6.2.1	Corporate Organization of the Company; Share

(1)	The statements with regard to the Company and the Share in Sections 1.1 and 1.2 are correct and the statements in Section 1.3 are correct as of the Closing Date.

(2)	The Company validly exists under the jurisdiction of its incorporation. As of the Closing Date, the Share is free and clear of any pledges, liens, usufruct (Nießbrauch) or other encumbrances in rem or other third party rights; the Seller owes no obligation to offer, sell or transfer the Share to any third party.

(3)	The Share is validly issued and the nominal share capital (Stammkapital) of the Company has been fully paid-in and has neither directly nor indirectly, in full or in part been repaid, whether open or disguised. No equity replacing debt (eigenkapitalersetzendes Darlehen) nor any other equity replacing performance of any shareholder (eigenkapitalersetzende Gesellschafterleistung) has been granted or repaid, while being considered equity replacing, since April 2000. The participation of the Company in the Cash Pooling Arrangement shall not be deemed or construed to be a breach or non-fulfillment of this guarantee. There is no obligation to provide any further capital contributions (Nachschüsse) to the Company.

(4)	The excerpt from the commercial register relating to the Company attached hereto as Schedule 6.2.1 (4) a duly reflects the corporate status of the Company as of the Signing Date. Except as disclosed in Schedule 6.2.1 (4) b, there are no registrations or filings pending and furthermore there are no corporate facts or acts which would have been required to be registered with the commercial register.

(5)	Except for the Swiss and Belgian sales representatives as set forth in Schedule 6.2.1 (5) a and the facilities of the US Business, the Company does not have any other representations, offices, places of business, branches, sub-offices or similar establishments. Except as disclosed in Schedule 6.2.1 (5) b, the Company does not have any subsidiaries and does neither hold (directly or indirectly) nor is obligated to acquire or subscribe to any shares or other securities of, or any direct or indirect interest or participation of any nature in, any other Person.

(6)	There are no:

(i)	outstanding equity or other securities of the Company except for the Share;

(ii)	instruments that may become convertible into or exchangeable for any shares of the Company;

(iii)	conditions or circumstance that may give rise to a claim by any Person to the effect that such Person is entitled to subscribe for, acquire or receive any shares or other securities of the Company.

(7)	The Company has never adopted a plan or arrangement that allows for the grant of equity based compensation awards (whether payable in cash, shares or otherwise) to current or former employees, directors or managing directors or any other Person and the Company has never granted any such awards to a current or former employee, director or managing director or any other Person.

6.2.2	Enterprise Contracts, Profit-sharing Rights, Silent Partnerships

The Company (i) is not a party to, and owes no obligation to enter into, any domination agreement, profit and loss pooling agreement or other enterprise agreements (andere Unternehmensverträge) within the meaning of Sections 291, 292 German Stock Corporation Act, (ii) has not issued, and owes no obligation to issue, profit-sharing rights (Genussrechte) and (iii) is not a party as an enterprise to, and owes no obligation to establish as an enterprise, any silent partnership (stille Gesellschaft) or other profit participation arrangement.

6.2.3	Insolvency, Bankruptcy, and Liquidation Proceedings

No insolvency or bankruptcy proceeding in respect of the Company or Seller have been opened by any court of competent jurisdiction or been applied for by the Company or the Seller. The Company and the Seller are neither overindebted (überschuldet, Section 19 of the German Insolvency Act (Insolvenzordnung)), nor insolvent (zahlungsunfähig, Section 17 of the German Insolvency Act) nor threatened to become insolvent (drohend zahlungsunfähig, Section 17 of the German Insolvency Act).

6.2.4	Financial Statements of the Company

(1)	The audited financial statements (balance sheet, profit and loss account and notes (Bilanz, Gewinn- und Verlustrechnung und Anhang)) and the management report on the situation of the Company (Lagebericht) for the fiscal year ended 30 November 2006 (the “2006 Company’s Financial Statements”) have been prepared in accordance with the statutory provisions applicable to financial statements (HGB) and German GAAP (anerkannte Grundsätze ordnungsgemäßer Buchführung und Bilanzierung), the principle of consistency in accounting and valuation (Bilanzierungs- and Bewertungsstetigkeit) and the principle of cautiousness (Vorsichtsprinzip), each applied on a basis consistent with the principles used in the preparation of the relevant financial statements of the preceding year, except as set forth in the notes and as disclosed in Schedule 6.2.4 (1). The balance sheet, profit and loss account and notes of the Company’s Financial Statements present a factually accurate picture of the net assets, the financing and earning situation of the Company (“vermitteln unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft”); the management report is in line with the balance sheet, profit and loss account and notes of the Company’s Financial Statements and at the time presented a correct picture of the state of the Company and at the time correctly described the chances and risks of the future development (“vermittelt insgesamt ein zutreffendes Bild von der Lage der Gesellschaft und stellt die Chancen und Risiken der künftigen Entwicklung zutreffend dar”). The auditor’s report attached to the Company’s Financial Statements contains an unqualified auditor’s opinion (uneingeschränkter Bestätigungsvermerk). All of the aforesaid shall also be complete and correct with regard to the financial statement of the fiscal year 2007 (the “2007 Company’s Financial Statement”) which are currently in the process of being prepared and audited and which will be delivered by the Seller to the Purchaser, provided, the Purchaser will strictly refrain from any interference with any audited process and let the auditor discuss and deliver the 2007 Company’s Financial Statements to the Seller.

(2)	The 2007 IFRS Management Accounts have been prepared in accordance with the procedures contained in the Océ Information Manual (a copy of which has been provided to the Purchaser), which is based on the IFRS guidelines. The 2007 IFRS Management Accounts have been prepared in accordance with past practice and based on a careful review of the Company’s books and records and present in all material aspects a correct picture of the line items that are reported therein. The balance sheet and profit and loss account of the 2007 IFRS Management Accounts present a factually accurate picture of the net assets, the financing and earning situation of the Company.

6.2.5	Intra-Group Commercial Agreements

Schedule 6.2.5 contains a complete list of

(1)	all existing financing and service agreements, between the Seller or any of its affiliated companies (other than the Company) within the meaning of Section 15 of the German Stock Corporation Act (Aktiengesetz) (the Seller and such affiliates hereinafter collectively referred to as the “Seller’s Group”) and the Company with an annual contract value exceeding an amount of EUR 20,000.00 (in words: twenty thousand Euro),

(2)	all liabilities of the Company towards any member of the Seller’s Group exceeding an amount of EUR 20,000.00 (in words: twenty thousand Euro) in the individual case,

(3)	all rights pertaining to the Company’s assets which secure liabilities of the Seller’s Group.

6.2.6	Real Property

The Company does not own any (i) real estate (Grundstücke), (ii) hereditary building rights (Erbbaurechte) or (iii) other real property (grundstücksgleiche Rechte).

6.2.7	Movable Fixed Assets

Except as disclosed in Schedule 6.2.7, all of the Company’s movable fixed assets (bewegliches Anlagevermögen) which are reflected in the 2006 Company’s Financial Statements with a book value of more than EUR 50,000.00 (in words: fifty thousand Euro) in the individual case (the “Movables”) are either owned by the Company or – where so marked in Schedule 6.2.7 – leased or licensed by the Company on the basis of valid leasehold interests or licenses in such Movables, except where the failure to own or have such valid leasehold interests or licenses would not have a material impact on the business of the Company.

No Movables are encumbered with any liens, pledges or other encumbrances in rem in favor of any third parties (other than the Seller’s Group), except for

(1)	customary retention of title rights of suppliers, liens, pledges or other security rights in favor of landlords and lessors created in the course of the Company’s ordinary business;

(2)	liens, pledges or other security rights in favor of suppliers, mechanics, workmen or carriers identified in Schedule 6.2.7;

(3)	security rights granted to banks and other financial institutions over cash and other assets deposited with such banks or financial institutions identified in Schedule 6.2.7;

(4)	encumbrances or rights of third parties (other than the Seller) existing under mandatory statutory law, including pledges and other security rights in favor of governmental entities, but excluding pledges and other security rights in favor of Tax Authorities;

(5)	the liens, pledges or other encumbrances in rem disclosed in Schedule 6.2.7.

The Movables are adequate for the use to which they are being put and are in good condition and repair, subject to normal wear and tear, and are, taken as a whole, sufficient for the Company’s business as presently conducted.

6.2.8	Intellectual Property

(1)	Except for the Intellectual Property Rights to be licensed under the patent license agreement to be entered into in accordance with Section 5.2.1.4 hereof, the Company

(a)	owns free and clear of any liens or encumbrances (except for the statutory right of prior use (Vorbenutzungsrecht)), all Intellectual Property and Intellectual Property Rights Used within the Business as conducted at the Signing Date, including the registered Intellectual Property Rights listed in Schedule 6.2.8 (1) a or

(b)	Uses on the basis of valid licenses the Intellectual Property or Intellectual Property Rights listed in Schedule 6.2.8 (1) b (hereinafter collectively referred to as the “Company Intellectual Property”). Schedules 6.2.8 (1) a lists all registered Intellectual Property that is owned by the Company and Schedule 6.2.8 (1) b lists all Third Party-IP (except for Shrink-Wrapped Code) Used in the five (5) years prior to the Signing Date in the development of, or included in, linked to or distributed with any Company Product currently under development or currently or in the five (5) years prior to the Signing Date marketed, supported, maintained, distributed or made available to third parties and the corresponding contract, license or other instrument under which such Third Party-IP is Used.

The Company Intellectual Property is sufficient to continue conducting the Business as it is currently being conducted. Neither the execution, delivery nor the performance of this Agreement, nor the consummation of the transactions contemplated herein will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company Intellectual Property or impair the right of the Company to Use any Company Intellectual Property.

(2)	The fees that have fallen due and are legally required to maintain the Company Registered Intellectual Property have been paid. To Seller’s Knowledge Company Registered Intellectual Property is valid, enforceable and subsisting. To Seller’s Knowledge, the Company has not taken or failed to take any action that would render such Company Registered Intellectual Property invalid or unenforceable nor has the company negligently taken or failed to take any action that would render such Company Registered Intellectual Property invalid or unenforceable.

(3)

To Seller’s Knowledge the operation of the Business by or on behalf of the Company as previously conducted and conducted at the Signing Date, including the development, distribution, marketing and other disposition of any Company Product, does not infringe upon or misappropriate any third parties’ Intellectual Property Rights. The Company Intellectual Property is not subject to any pending proceedings for opposition, cancellation or revocation nor is there any pending or, to the Seller’s Knowledge, threatened claim or litigation contesting the validity, ownership or right of the Company to Use any Company Intellectual Property or Third Party-IP nor to the Seller’s Knowledge is there any basis for any such claim. To Seller’s Knowledge no Company Intellectual Property is being infringed on, misappropriated or misused by third parties. In the twenty-four (24) months prior to the Signing Date, (a) neither the Company nor the Seller has received a written notice from any third party claiming that any Company Product or the operation of the Business infringes upon or misappropriates any Intellectual Property Rights of any third party and (b) the Company has not received any written offer or to Seller’s Knowledge any other invitation to license or otherwise acquire rights to any patent owned or controlled by a third party.

(4)	The Company has taken reasonable steps to protect, preserve and maintain the secrecy and confidentiality of its confidential information and data. Without limiting the foregoing, the Company has (i) not disclosed confidential information to a third party who has not signed a written nondisclosure agreement containing the customary terms and (ii) at all times maintained and diligently enforced commercially reasonable procedures to protect all confidential information relating to the Company Intellectual Property. Neither the Company nor, to the Seller’s Knowledge, any third party acting on the Company’s behalf has disclosed or delivered to any third party, or permitted the disclosure or delivery to any third party of, any Source Code owned or controlled by the Company, except for insignificant portions of such Source Code. To Seller’s Knowledge no event has occurred, and no circumstances or conditions exist, that with or without notice, lapse of time, or both, will, or would reasonably be expected to, result in the disclosure or delivery to any third party of any such Source Code. The Company has not entered into any contract or commitment (whether written or oral) pursuant to which the Company has deposited, or may be required to deposit, with an escrow agent or any third party, any Source Code. The execution of this Agreement and consummation of the transactions contemplated hereby will not result in the disclosure or release from escrow of any Source Code owned or controlled by the Company.

(5)	The Company has secured sufficient valid written assignments or license (“umfassende Rechtseinräumung”) from the respective Company’s current and former officers, managing directors, employees, consultants, freelancers and independent contractors who were involved in, or who contributed to, the creation or development of any Company Intellectual Property; or it has secured the rights attached to such contributions that may be owned by such persons or that the Company does not already own by operation of law. There are no third party rights in relation to the Company Intellectual Property or third party rights to exploit or rights arising from the exploitation thereof, with the exception of non-assignable rights such as moral rights and the rights of employee inventors related to their employee inventions as set forth in the compulsory provisions of the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz – ArbNErfG).

(6)	The Company has claimed in due time and in writing all inventions from their current and former employees, officers (including, but not limited to the managing directors Geschäftsführer), consultants, freelancers, independent contractors, directors and managing directors, and all rights related to such inventions have been properly transferred to the Company. The Company’s practice to pay compensation to employees, officers, consultants, freelancers, independent contractors, directors and managing directors for inventions is in line with all applicable rules and regulations pursuant to the applicable German legal requirements, i.e., the German Act on Employee Inventions (Arbeitnehmererfindungsgesetz – ArbNErfG). There exist no contracts that limit the Company’s ability to sell the Company Products and services or to grant licenses to third parties.

(7)	To Seller’s Knowledge, no current or former employee, managing director, officer, independent contractor, freelancer or consultant of the Company (i) is in violation of any provision or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, non-competition agreement or any other contract with any third party by virtue of such employee, managing director, officer, independent contractor, freelancer or consultant being employed by, or performing services for, the Company; (ii) is using or has used any trade secrets or other confidential or proprietary information of any third party in connection with performing any services for the Company or in the development or creation of any Company Intellectual Property; or (iii) has developed or created any Company Intellectual Property that is subject to any agreement under which such employee, managing director, officer, independent contractor, freelancer or consultant has assigned or otherwise granted any third party any rights in or to such Company Intellectual Property. To Seller’s Knowledge, the employment of any current or former employee, managing director, officer of the Company, and the use by the Company of any services of any current or former independent contractor, freelancer or consultant, has not and does not subject the Company to any liability to any third party for improperly soliciting such employee, managing director, officer, independent contractor, freelancer or consultant.

(8)	Except for the agreements listed in Schedule 6.2.8 (8) the Company is not party to or bound by any contract containing any covenant (i) limiting in any respect the right of the Company to engage in any line of business, to make use of any Company Intellectual Property or Company Product or compete with any person or entity in any line of business, (ii) granting any exclusive use or distribution rights, or (iii) providing “most favored nations” or other preferential pricing terms for Company Products.

(9)	Schedule 6.2.8 (1) b lists all Third Party-IP (except for Shrink-Wrapped Code) Used in the five (5) years prior to the Signing Date in the development of, or included in, linked to or distributed with any Company Product currently under development or currently or in the five (5) years prior to the Signing Date marketed, supported, maintained, distributed or made available to third parties and the corresponding contract, license or other instrument under which such Third Party-IP is Used. Except as set forth on Schedule 6.2.8 (1) b, no royalties, honoraria, fees or other payments are payable by the Company to any third party by reason of the Use of any Company Intellectual Property or Third Party IP to the extent necessary for the conduct of the Business, and none will become payable as a result of the consummation of the transactions contemplated by this Agreement.

(10)	Schedule 6.2.8 (10) lists all contracts, licenses and other instruments – except for those already listed in Schedule 6.2.8 (8) – to which the Company is a party or bound and under which the Company has licensed or granted any rights, covenants, releases or options with respect to Company Intellectual Property other than (i) written non-disclosure agreements and (ii) non-exclusive licenses and related agreements (including software and maintenance and support agreements) for current Company Products to end-users (in each case, pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from those Company’s standard form(s) that have been provided to Purchaser and that are attached to Schedule 6.2.8 (10). Other than the contracts, licenses or instruments that are not required to be listed in Schedule 6.2.8 (1) b or Schedule 6.2.8 (10), there are no contracts, licenses, encumbrances or instruments governing or relating to any Company Intellectual Property or the Company’s Use of Third-Party IP. All contracts, licenses and other instruments referenced in Sections 6.2.8 (9) and 6.2.8 (10), including, without limitation, those listed in Schedule 6.2.8 (1) b and Schedule 6.2.8 (10), are valid, binding and enforceable in accordance with their terms. Neither the Company, nor, to Seller’s Knowledge, the respective contracting party is in breach or default of any obligations under any such instruments.

(11)

Schedule 6.2.8 (11) lists all Open Source Software that (i) was or is used in connection with the development of any Company Intellectual Property or Company Product or, to the knowledge of the Company, any Third Party-IP; or (ii) was or is incorporated in whole or in part into or otherwise linked to, operates with or forms any part of any Company Intellectual Property or Company Product or, to the knowledge of the Company, any Third Party IP. No Open Source Software listed in Schedule 6.2.8 (11) requires that (a) any Source Code to any Company Intellectual Property or Company Product be disclosed, distributed or licensed to third parties under the terms of any Open Source Software license or otherwise, (b) any Company Intellectual Property or Company Products be licensed for the purpose of making derivative works, (c) any Company Intellectual Property or Company Product be redistributed free of charge, or (d) any rights or immunities be granted under any Company Intellectual Property.

(12)	The Company has sole and exclusive ownership of all customer lists, customer information, customer correspondence and customer licensing and purchasing histories relating to its current and former customers collected or possessed by the Company (“Customer Information”). No person or entity other than the Company possesses any claims or rights pertaining to the Use of the Customer Information. The Company is in full compliance with all applicable laws, regulations and contracts with respect to Customer Information and the consummation of the transactions contemplated by this Agreement will not violate such laws, regulations or contracts with respect to such Customer Information.

(13)	The Company’s liability under all of its indemnification obligations entered into during the last five (5) years does not materially deviate from the indemnification clause in the Company’s standard license agreement, a copy of which has been provided to the Purchaser.

The Company has not entered into any agreement granting any Person or entity the right to bring any action for infringement upon or misappropriation of any of the Company Intellectual Property or otherwise to enforce such rights.

(14)	The Company Products are free from known substantial defects and substantially conform to the applicable published specifications and documentation. The Seller will provide the Purchaser with all documentation and notes pertaining to the testing of all Company Products in its control or possession that are not already in the possession of the Company. The Company has documented all relevant known bugs, errors and defects, where such bugs, errors and defects exist, in all the Company Products, and such documentation has been retained and is available for internal use at the Company. To Seller’s Knowledge, all Company Products are free of any virus, time bomb or Trojan horse.

(15)	The Company is not now and has never been a member or promoter of, or a contributor to, any industrial standards body or any similar organization that could reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company Intellectual Property.

6.2.9	Material Agreements

Except as listed in Schedules 6.2.8 (1) b, 6.2.8 (10) or 6.2.9 (those agreements listed in such Schedule hereinafter collectively referred to as the “Material Agreements”), the Company is not a party to any of the following agreements (written or oral) with any third party (other than the Seller’s Group) of which the main performance obligations (Hauptleistungspflichten) or other obligations specifically referred to in this Section 6.2.9 are not completely fulfilled, otherwise settled or have not expired:

(1)	interest-bearing loans borrowed by the Company from any third party (other than the Seller) in excess of and still outstanding by more than EUR 75,000.00 (in words: seventy five thousand EUR) principal amount in the individual case;

(2)	interest-bearing loans granted by the Company to any third party (other than the Seller) other than extension of due dates for trade receivables in excess of and still outstanding by more than EUR 75,000.00 (in words: seventy five thousand EUR) principal amount in the individual case;

(3)	guarantees (Garantien), sureties (Bürgschaften) or letters of comfort (Patronatserklärungen) granted by (x) the Company or (y) any bank on the instruction of the Company to any third party (other than the Seller) in excess of EUR 75,000.00 (in words: seventy five thousand Euro) in the individual case, excluding, however, guarantees, sureties and letters of comfort as securities for obligations owed by the Company under rental agreements (Mietverträge), or leaseholds (Pachtverträge);

(4)	contracts or other agreements under which the Company owes an obligation to acquire ownership of any real property within the meaning of Section 6.2.6;

(5)	rental agreements between the Company as tenant and a third party (other than the Seller’s Group) as landlord or the Company as landlord and a third party (other than the Seller’s Group) as tenant regarding the lease of immovables involving rental payment obligations of the Company or the third party in excess of EUR 75,000.00 (in words: seventy five thousand EUR) (in each case without VAT) in the 12-month period which ended on the day before the Closing Date;

(6)	leasing agreements between the Company as lessee and a third party (other than the Seller) as lessor regarding the lease of movable assets involving lease payment obligations of the Company in excess of EUR 75,000.00 (in words: seventy five thousand EUR) (in each case without VAT) in the 12-month period which ended on the day before the Closing Date;

(7)	any continuing obligations (Dauerschuldverhältnisse) other than described in Sections (1) through (6) which cannot be terminated with effect as of or prior to twelve (12) months after the Closing Date and which provide for annual payment obligations of the Company in excess of EUR 35.000.00 (in words: thirty five thousand EUR) (in each case without VAT);

(8)	any agreement with customers who accounted for EUR 250,000.00 (in words: two hundred fifty thousand Euro) or more of the Company’s revenues during the 12-month period ended on November 30, 2007 and any agreement with suppliers from whom the Company has purchased goods or services purchased with an aggregate invoiced amount of EUR 250,000.00 (in words: two hundred fifty thousand Euro) or more in the 12-month period ended on November 30, 2007;

(9)	any consulting or research agreements involving payment obligations of the Company in excess of EUR 50,000.00 (in words: fifty thousand EUR) per year;

(10)	any joint venture, partnership and similar agreements;

(11)	any agreements with members of Seller’s Group;

6.2.10	No Termination / Enforceability of Material Agreements

Except as disclosed in Schedule 6.2.10,

(1)	excluding contracts to be terminated under the terms of this Agreement, no contracting party has given written notice to terminate any of the Material Agreements, and no contracting party has indicated in writing its intention to terminate any of the Material Agreements;

(2)	the Company has not entered into any agreements which will result in a change of the currently applicable terms and conditions of any Material Agreement;

(3)	(i) the Material Agreements are valid, binding and enforceable in accordance with their terms and (ii) to Seller’s Knowledge, neither the Company, nor, the respective contracting party is in breach or default with respect to any obligations under any of the Material Agreements resulting in or reasonably expected to result in damages of more than EUR 25,000.00 (in words: twenty five thousand EUR);

(4)	the execution and performance of this Agreement and the transactions contemplated herein do not trigger any rights or claims of a contractual partner to terminate a Material Agreement or to request unilateral changes of the terms and conditions of a Material Agreement (change in control clauses).

6.2.11	Labor Relationships

(1)	Schedule 6.2.11 (1) contains a complete and correct list as of the Signing Date of the employees of the Company (on an anonymous basis) stating the commencement of employment, the term, the notice period, the date of birth, the job title, the total gross annual remuneration, parental leave, special protection from dismissal on account of protection under the German Social Security Act IX (SGB IX) and Maternity Protection Act (MuSchG), the existence of (old-age-) part-time agreements, employee loans received, entitlement to jubilee payments and additional agreements in respect of royalties and similar arrangements of the Company.

(2)	Except as disclosed in Schedule 6.2.11 (2), there are no freelancers or consultants who are considered to be employees of the Company (Scheinselbständige) by the competent governmental body.

(3)	Except as disclosed in Schedule 6.2.11 (3), no payments are made based on continuous business practice (betriebliche Übung), general commitments (Gesamtzusagen) and any other customary internal practice.

(4)	Except as disclosed in Schedule 6.2.11 (4), the Company has paid all salaries, vacation payments, bonuses and social insurance contributions as well as any other payments due and payable according to the individual employment agreements, shop agreements (Betriebsvereinbarungen), employee handbook and the collective bargaining agreements (Tarifverträge).

(5)	Except as disclosed in Schedule 6.2.11 (5), there are no obligations of the Company to make severance payments and/or other payments arising under a social plan or individual termination agreements with current or former employees.

(6)	Except as disclosed in Schedule 6.2.11 (6), there are no obligations of the Company to increase the remuneration of employees or to change the employees’ employment terms other than in line with collective bargaining agreements.

(7)	Except as disclosed in Schedule 6.2.11 (7), the Company is under no obligation to provide insurance payments other than such to be provided according to statutory law or collective bargaining agreements to employees.

(8)	Except as disclosed in Schedule 6.2.11 (1), there are no obligations arising under early retirement contracts and/or old age part-time contracts (Altersteilzeitverträge). The federal employment office (Bundesagentur für Arbeit) has no rights to reimbursement pursuant to Section 147a German Social Security Act III (SGB III). The Company has taken all measures necessary and legally required to ensure protection of the early retirement schemes and the old age part time schemes against the case of insolvency.

(9)	All collective bargaining agreements (Tarifverträge), shop agreements (Betriebsvereinbarungen), reconciliations of interest (Interessenausgleiche), social plans (Sozialpläne), any obligations arising from continuous business practice (betriebliche Übung), general commitments (Gesamtzusagen) and any other internal regulations applicable to the Company and currently in force are listed in Schedule 6.2.11 (9).

(10)	The Company has been and is in compliance with all material regulations that exist by virtue of statute, collective bargaining agreement or shop agreement to deal with relations with its employees. Except as disclosed in Schedule 6.2.11 (10), the Company is not engaged in any dispute with trade unions, works councils or other employees’ organisations and no such disputes have been threatened in writing.

6.2.12	Key Employees

Schedule 6.2.12 contains a complete list (on an anonymous basis) as of the Signing Date stating the material employment conditions of those employees of the Company, whose annual base salary (excluding, for the avoidance of doubt, bonuses, performance-related payments and other benefits) exceeds in each case EUR 90,000.00 (in words: ninety thousand Euro) (the “Key Employees”). As of the Signing Date none of the Key Employees has given, or declared that he or she will give, written notice of termination of his or her service or employment contracts, except as disclosed in Schedule 6.2.12.

6.2.13	Bonus Payments

Except as disclosed in Schedule 6.2.13, no current or former employees or managing directors of the Company have been promised any kind of bonuses, performance-related payments and other benefits related to the successful consummation of the transaction contemplated under this Agreement exceeding EUR 15,000.00 (in words: fifteen thousand Euro) in the individual case payable by the Company, and neither the execution, delivery or performance of this Agreement or any ancillary agreement to this Agreement, will directly result in any forgiveness of indebtedness, vesting or increase in benefits or obligation to fund benefits with respect to any current or former employee or managing director of the Company.

6.2.14	Pensions and Benefits

(1)	Schedule 6.2.14 (1) contains a true and complete list of all pension arrangements and schemes granted by the Company, other than state or mandatory social security arrangements, under which any current or former employees, managing directors, freelancers or consultants of the Company are entitled to retirement, death, disability, survivor’s or life insurance benefits to be funded or ultimately paid by the Company, including without limitation any direct pension promises (“Direktzusagen”) and deferred benefit and/or compensation schemes (Entgeltumwandlung) (the Pension Arrangements).

(2)	Except as disclosed in Schedule 6.2.14 (2), the Pension Arrangements comply and have been managed in all material respects in accordance with applicable legal requirements. The pensions have – where applicable – at any time since 2001 been increased in accordance with Section 16 of the German Pension Act (Gesetz zur Verbesserung der Betrieblichen Altersversorgung) and the legally required contributions to the Pension Guarantee Fund (Pensionssicherungsverein) have at any time duly been made.

(3)	Unless disclosed otherwise in Schedule 6.2.14 (3), where a Pension Arrangement is funded externally, the Company has paid all contributions in accordance with the governing documentation of the Pension Arrangement. Unless disclosed otherwise in Schedule 6.2.14 (3), where a Pension Arrangement is not funded, the Company has properly provided for all obligations under or in connection with the Pension Arrangement in the 2007 Company’s Financial Statements as required by Section 6a German Income Tax Act (EStG). Such provisions are based on the most recent biometric data (Heubeck-Richttafeln 2005 G).

(4)	There are no pending disputes in front of a court or arbitral tribunal about the benefits payable under the Pension Arrangements in respect of current or former employees, managing directors, freelancers, consultants or survivors (Hinterbliebene), and no claim by any current or former employees, managing directors, freelancers, consultants or survivors has been made or threatened in writing since 31 December 2005.

6.2.15	Authorizations and other Governmental Permits

Except as disclosed in Schedule 6.2.15 and except for those permits and authorizations which require the personal reliability (“persönliche Zuverlässigkeit”) of a specific Person which might expire upon the consummation of this transaction, the Company holds all governmental permits and authorizations from local authorities, in each case as are necessary to operate the business of the Company in the same manner and in the same geographical areas as conducted at the Closing Date, except where the failure to hold would not have a material impact on the business of the Company (the “Material Permits”). The consummation of the transaction contemplated by this Agreement as such will not constitute a valid reason for the competent authorities to revoke any of the Material Permits in accordance with their written terms.

6.2.16	Litigation

Except as disclosed in Schedule 6.2.16, there are no claims (Klagen) pending against the Company before any state court (rechtshängig) or arbitration tribunal (Beginn des schiedsrichterlichen Verfahrens), in each individual case having a litigation value (Streitwert) exceeding EUR 100,000.00 (in words: one hundred thousand Euro). No such claims (Klagen) having a litigation value exceeding EUR 100,000.00 (in words: one hundred thousand Euro) against the Company have been threatened in writing by the prospective claimants to be brought before a state court or arbitration court.

6.2.17	Conduct of Business

Since December 1, 2006, except as disclosed in Schedule 6.2.17, (a) the Company has carried on its business in the ordinary course consistent with the Company’s past practice, with the care expected of a diligent and prudent businessman and (b) the Company (i) preserved its current business organisation, (ii) has not made capital expenditures which in the aggregate exceed EUR 250,000.00 (in words: two hundred fifty thousand Euro) and (iii) has not commenced or settled any legal proceedings. The Company has conducted its business and operations in compliance with all material applicable legal requirements.

Without limiting the foregoing, since December 1, 2006, there has not been any change or event, occurrence, development or state of circumstances or effects affecting the Business or any of the assets of the Company which, individually or in aggregate, has caused or could reasonably be expected to cause losses in excess of EUR 2,000,000.

6.2.18	Finder’s Fee

The Company has no obligation to pay any fees or commissions to any broker, finder or agent for the reason that this Agreement has been entered into or that the transactions contemplated hereby will be consummated which have not already been paid prior to the Closing Date.

6.2.19	Insurance Coverage

The Company maintains or is insured under the insurance policies set out in Schedule 6.2.19 (the “Insurance Policies”), all of which are in full force and effect. The Insurance Policies which are marked by an asterisk in Schedule 6.2.19 will – at least with regard to the Company – terminate as of the Closing. The Company has complied with all obligations under the Insurance Policies. Except as disclosed in Schedule 6.2.19, there are no pending claims against the respective insurance companies and none of the respective insurance companies has, in the last twenty-four (24) months prior to the Signing Date, rejected any claims under an Insurance Policy due to the Company’s failure to comply with any obligations under an Insurance Policy.

6.2.20	Subsidies

Schedule 6.2.20 contains a complete and true list of all subsidies (Subventionen/ Zuschüsse) applied for and/or received by the Company since 2001. Unless disclosed otherwise in Schedule 6.2.20 all of such subsidies were applied for and received in accordance with the respective statutory requirements and were used in accordance with the applicable statutory requirements or any other public orders or conditions imposed thereon or related therewith in conjunction with their granting.

6.2.21	Capacity, No Contravention

The execution and performance by the Seller of this Agreement and the consummation of the transaction contemplated hereby are within the corporate powers of the Seller and have been duly authorized by all necessary corporate action on part of the Seller.

The execution and performance by the Seller of this Agreement and the consummation of the transaction contemplated herein subject to the terms and conditions of the Agreement do not (i) violate the articles of association or by-laws of the Seller or the Company or (ii) violate any applicable law, regulation, judgment, injunction or order binding on the Seller or the Company, or (iii) except as disclosed with respect to Material Agreements, require the consent or authorization of any third Person, and there is no action, law suit, investigation or proceeding pending against, or to the Knowledge of the Seller threatened against, the Seller or the Company before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the transaction contemplated herein.

6.2.22	No other Seller’s Guarantees

The Purchaser explicitly acknowledges to purchase and acquire the Share and the Business in the condition they are in on the Closing Date based upon its own inspection, examination and determination with respect thereto, and to undertake the acquisition based upon its own inspection, examination and determination without reliance upon any express or implied representations, warranties or guarantees of any nature made by the Seller except for the guarantees and indemnifications explicitly given by the Seller under the Agreement.

The Seller gives no representation, warranty or guarantee with respect to any projections, estimates or budgets delivered or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company. For the avoidance of doubt, the foregoing sentence shall not be construed as a qualification of the guarantees and indemnifications explicitly given by the Seller under the Agreement.

6.2.23	Seller’s Knowledge

In this Agreement, the knowledge of the Seller (herein referred to as the “Seller’s Knowledge”) shall solely encompass the actual knowledge of Peter Feldweg, Manfred Mertgen, Edmund Mangold, Norbert Staiger, Frank Hesse and of Herman van de Haterd and, except for Herman van de Haterd, their lack of knowledge due to gross negligence after having made reasonable enquiry of the matter in question before giving the Seller’s guarantees.

SECTION 7

REMEDIES FOR BREACH OF SELLER’S GUARANTEES

7.1	General/Recoverable Damages

7.1.1	In the event that any of the guarantees of the Seller pursuant to Section 6 prove to be not true and correct in full or in part (each a “Breach of Guarantee”), or or any of the covenants pursuant to Section 4.1 prove to be not true and correct in full or in part (each a “Breach of Covenant”) the Seller shall put the Purchaser or at the election of the Purchaser the Company into the position the Purchaser or the Company would have been in had the guarantee or the covenant not been breached (restitution in kind; Naturalrestitution).

If the Seller is unable or unwilling to achieve this position within thirty (30) Business Days after having been notified by the Purchaser of the Breach of Guarantee or the Breach of Covenant, the Seller shall pay to the Purchaser or, at the election of the Purchaser, to the Company the monetary damages (Schadenersatz in Geld) – including lost profits (entgangener Gewinn) and consequential damages (Folgeschäden) to the extent such consequential damages are reasonably foreseeable – to compensate for the damages suffered by the Purchaser and the Company which they would not have suffered if the guarantee or covenant in question had been true and correct, provided that such damages shall exclude any arguments that the Purchase Price was calculated upon incorrect assumptions.

7.1.2	The Seller shall not be liable for, and the Purchaser shall not be entitled to claim for, any damages of the Purchaser for a Breach of Guarantee, if and to the extent that

(1)	the matter to which the claim relates is clearly and specifically provided for (rückgestellt) in the 2006 Company’s Financial Statements or the 2007 IFRS Management Accounts,

(2)	any damages of the Purchaser or the Company, which will be compensated by an insurance of the Company in place at the Closing Date, provided, however, that any increase in insurance premiums resulting from the Breach of Guarantee shall count as additional damage.

7.1.3	In the event that the Seller is liable for a Breach of Guarantee or a Breach of Covenant and the Company has a claim against a third party for compensation of such damages (other than an insurance claim excluding the Seller’s liability according to Section 7.1.2 (2)), the Seller’s obligation hereunder shall not be affected, provided however that the Purchaser shall procure that the Company assigns such claim to the Seller against payment of damages from the Seller.

7.2	Overall Scope of Seller’s Liability pursuant to this Agreement

The Seller’s aggregate liability for a Breach of Guarantee shall be limited to EUR 12,500,000.00 (in words: twelve million five hundred thousand Euro) (the “Liability Cap”). Such Liability Cap shall not apply to the guarantees set forth in Sections 6.2.1, 6.2.2 and 6.2.3, provided, however, that the overall liability of the Seller under these provisions shall in no event exceed the Purchase Price.

For the avoidance of doubt, the aggregate liability of the Purchaser for a Breach of Covenant shall neither be limited by the Purchase Price nor the Liability Cap, and any liability for Breach of Covenant shall not reduce or otherwise affect the Liability Cap for a Breach of Guarantee.

7.3	De Minimis Amount; Basket Amount

The Purchaser shall only be entitled to any claims for a Breach of Guarantee or a Breach of Covenant to the extent each individual claim exceeds an amount of EUR 40,000.00 (in words: forty thousand Euro) (the “De Minimis Amount”), and the aggregate amount of all such individual claims exceeds EUR 400,000.00 (in words: four hundred thousand Euro) (the “Basket Amount”). In case the Basket Amount is exceeded, the Purchaser may claim the entire amount, including the Basket Amount, with the De Minimis Amount still applying.

7.4	Exclusion of Claims

7.4.1	The Purchaser shall not be entitled to bring any claim under Sections 4.1, 6 and 7 if the underlying facts or circumstances which give rise to the claim were fairly and properly disclosed in this Agreement or in the Schedules to this Agreement or are actually known by David Anastasi, Christopher Stanton, Carolyn Bersch or Gina Meyers.

7.4.2	In the event that the Seller is in breach of a guarantee contained in Section 6.2.1, 6.2.2 and 6.2.3, it is at the Purchaser’s discretion whether to abstain from Closing and to rescind the Agreement (vom Vertrag zurücktreten) or to proceed to Closing. There shall be no further remedies with respect to the breach or non-fulfilment of these guarantees. In case the Purchaser rescinds the Agreement, Section 5.4.7 shall apply.

7.5	Notification of Seller; Procedure in Case of Third Party Claims

7.5.1	In the event of an actual or potential Breach of Guarantee or a Breach of Covenant pursuant to Sections 4.1 and 6, the Purchaser shall without undue delay from becoming aware of the matter notify the Seller of such alleged breach in writing, describing the potential claim in reasonable detail and, to the extent practical, state the estimated amount of such claim and give the Seller the opportunity to remedy the breach within the period of time indicated in Section 7.1 above.

7.5.2	The Purchaser shall to the extent legally possible inform the Seller promptly about any and all legal proceedings filed or taken against the Company or the Purchaser for which the Seller might become liable hereunder (“Third Party Claim”) in writing. The Purchaser and the Company shall be in control of the defense against any Third Party Claim at the expense of the Seller, if and to the extent that the costs incurred by the Purchaser and / or the Company in connection with such defense are reasonable. The Purchaser shall keep the Seller reasonably informed as to the status of Third Party Claims. The Purchaser shall have the right to settle, adjust or compromise Third Party Claims; provided, however, that if the Purchaser settles, adjusts or compromises any Third Party Claims without the consent of the Seller, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Purchaser or the Company in connection with such Third Party Claims.

7.6	Acts or Omissions of Purchaser

The Seller shall not be liable for any claim under or in connection with this Agreement to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(1)	after Closing by the Purchaser or any Affiliate of the Purchaser (or its respective directors, employees or agents or successors in title) outside the ordinary and usual course of the Company’s business substantially as conducted and planned until Closing; or

(2)	before Closing by the Seller or the Company at the written direction or request of the Purchaser.

7.7	Mitigation

Section 254 of the German Civil Code (BGB) shall remain unaffected.

7.8	Legislation or Changes in Tax Rates

The Seller shall not be liable for any damages under or in connection with this Agreement if and to the extent these are attributable to or the amount of such damages is increased as a result of any (i) legislation not in force at the date of this Agreement (ii) change of law or administrative practice after the date of this Agreement or (iii) change in the rates of taxation in force at the date of this Agreement.

7.9	No Double Recovery

The Purchaser and the Company shall not be entitled to recover damages more than once.

7.10	Limitation Periods

All claims for any Breach of Guarantees of the Seller pursuant to Section 6 above shall become time-barred (verjähren) eighteen (18) months after the Closing Date, except for claims based on guarantees given under Section 6.2.1 which shall become time-barred ten (10) years after the Closing Date and claims based on a breach of the guarantees under Section 6.2.8 which shall become time-barred 24 (twenty-four) months after the Closing Date. Claims with respect to Taxes (Section 8) shall become time-barred in accordance with Section 8.13. Section 203 of the German Civil Code (BGB) shall not apply. The Purchaser’s written notice of a claim to the Seller shall be sufficient to prevent claims from becoming time-barred, provided that the Purchaser files for arbitration (Beginn des schiedsrichterlichen Verfahrens) in accordance with Section 15.2 of this Agreement with regard to such claim(s) within six (6) months following such written notice.

7.11	Exclusion of Further Remedies

7.11.1	To the extent permitted by law, following the Closing, any further claims and remedies of the Purchaser against Seller for breach of this Agreement other than the remedies available under Sections 6, 7, 8 and 10 , irrespective of which nature, amount or legal basis, whether known or unknown, are hereby expressly waived and excluded, in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 of the German Civil Code (BGB)), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) and/or the right to reduce the Purchase Price (Minderung) or to rescind this Agreement (Rücktritt), and any liability in tort (Deliktshaftung). However, this Section 7.11.1 shall not apply to the extent such claims or rights arise from willful conduct (Vorsatz) of the Seller’s organs (Organe).

For the avoidance of doubt, effective at the Closing, the Purchaser hereby also expressly waives any rights or claims under or relating to the Letter of Intent irrespective of which nature, amount or legal basis, whether known or unknown, and shall be obliged to also waive any such rights or claims the Purchaser might have against Océ N.V. on request by Océ N.V. (contract for the benefit of third parties, echter Vertrag zugunsten Dritter).

7.11.2	Further to the statements made in Section 6.1, the Seller and the Purchaser agree and explicitly confirm that the provisions contained in Sections 6 and 8 of this Agreement are not granted, and shall not be qualified and construed as, quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of Sections 443, 444 of the German Civil Code (BGB).

7.12	Payments as Purchase Price Reduction

Any payments made by the Seller for a Breach of Guarantee or a Breach of Covenant or under Section 8 shall be deemed a reduction of the Purchase Price.

7.13	Remedies for claims under the US APA

If and to the extent that under the US APA the Purchaser may assert any claims or rights on behalf of the purchaser of the U.S. business against the Seller for a breach by Océ North America, Inc. of any representation or warranty, for which the Seller shall be liable, such claims under the US APA shall be taken into account for the Basket Amount and the Liability Cap.

SECTION 8

TAXES

8.1	Definition of Tax

“Tax” means any tax under the laws of Germany or any other jurisdiction (including without limitation any tax measured by or in respect of income, profit, gross receipt, capital, payroll, ad valorem, sales value, value added, franchise, registration, sale, use, license, business, financial operation, service, recording, occupation, employment or severance; including without limitation income tax, corporate tax, trade tax, VAT, solidarity surcharge, alternative or add-on minimum tax, real estate transfer tax or any other transfer tax, property tax, wage tax, excise, custom or any other import charge; including without limitation social security tax or contribution; including without limitation, any withholding on amounts paid to or by any person, any demand for tax as a controlling entity (Organträger) for a controlled entity (Organgesellschaft), as a result of being a member of any Affiliated, consolidated, combined, unitary or aggregate group, pursuant to a tax sharing agreement or because of any secondary liability (Haftung) for any other person or Legal Entity including without limitation any secondary liability under Sec. 73 General Tax Code (AO)), any indemnification payment for taxes payable by any Group Entity under any share or asset sales agreement, as well as any interest, penalty, fine, or charge imposed by any governmental authority responsible for the imposition of such tax (a “Taxing Authority”).

8.2	Tax Representations

8.2.1	The Seller guarantees to the Purchaser by way of an independent promise of guarantee pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB), within the scope of and subject to the requirements and limitations contained in this Section 8, that as of the Signing Date and the Closing Date

(1)	the Company (i) has duly and timely made (taking into consideration extensions of time allowed by the competent Taxing Authorities) all Tax filings due and (ii) has paid or withheld and remitted all Taxes when due and payable or remittable;

(2)	to Seller’s Knowledge all statements made in the Tax returns are complete and correct with respect to the factual circumstances;

(3)	to Seller’s Knowledge the books and other records of the Company relating to Taxes have been maintained in accordance with the applicable Tax accounting rules;

(4)	the Company is not subject to any audit, examination, investigation or similar proceeding by any Taxing Authority and no material disputes relating to Taxes are pending with any Taxing Authority or any Tax Court except for the audits, examinations, investigations and other proceedings listed in Schedule 8.2.1 (4);

(5)	the Company has not obtained any binding ruling as to a material Tax issue with any Taxing Authority;

(6)	the Company has not written down any assets to going concern value (keine Teilwertabschreibung).

8.2.2	Section 7.11.1 shall apply mutatis mutandis.

8.3	Tax Indemnification

8.3.1	The Seller agrees to indemnify and hold harmless the Purchaser or, upon decision of the Purchaser, the Company from and against all Taxes due and payable by the Company

(1)	arising from a breach of the Tax Representations; and/or

(2)	allocable to Tax assessment periods (steuerliche Veranlagungs- oder Erhebungszeiträume) or portions thereof or otherwise to time periods ending on or before the Closing Date,

in each case irrespective of when such Taxes are assessed, due or payable (the “Indemnifiable Taxes”) by paying an amount equal to such Indemnifiable Taxes to the Purchaser (“Tax Indemnification Payment”), if and to the extent that such Indemnifiable Taxes have not been paid before or on the Closing Date. Sec. 8.3.4 sentence 2 which refers to interest incurred after the Closing Date on Taxes subject to indemnification remains unaffected thereby.

8.3.2	With regard to Tax assessment periods or portions thereof beginning before or on the Closing Date and ending after the Closing Date (“Straddle Tax Periods”), the Seller shall indemnify and hold harmless the Purchaser and the Company on the basis of an “as if assessment” as per the Closing Date if the Taxes (i) are assessed based on Tax assessment periods (steuerliche Veranlagungs- oder Erhebungszeiträume), which begin before or on the Closing Date and ending after the Closing Date, and (ii) are based on income, profit or turnover as the Tax assessment base (Bemessungsgrundlage). Under the “as if assessment”, the portion of the Taxes allocable to periods ending on or before the Closing Date shall be determined as if the relevant Tax assessment period (steuerlicher Veranlagungs- oder Erhebungszeitraum) ended on the Closing Date. To the extent that income, profit or turnover of the Company results from transactions of periods ending on or before the Closing Date, such income, profit or turnover shall be allocated to periods before the Closing Date; to the extent that income, profit or turnover of the Company results from transactions of periods ending after the Closing Date, such income, profit or turnover shall be allocated to periods after the Closing Date.

8.3.3	The Seller shall grant the indemnity for Taxes unless, and except to the extent, that such Tax liabilities

(1)	are shown or provided for in the Company’s Financial Statements; or

(2)	are subject of a valid, collectible (werthaltig) and enforceable (endgültig vollstreckbar) claim of the Company for repayment or indemnification against a third party; or

(3)	are the result of a reorganization or other measures initiated by Purchaser other than the violation of a blocking period (steuerliche Behalte- oder Sperrfrist im Sinne des Ertrag-, einschließlich des Umwandlungssteuerrechts) provided that such blocking period has been triggered prior to or on the Closing Date; or

(4)	result from additional taxable income before the Closing Date, which will lead to Tax benefits by refund, set-off or reduction of Taxes in Tax assessment periods or portions thereof or otherwise in time periods starting on or after the Closing Date, e.g. resulting from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung); such Tax benefits shall be calculated by applying an overall Tax rate of 30% discounted over five (5) years at a rate of 8% .

8.3.4	Indemnification payments due by the Seller under this Section 8 shall be made within 10 (ten) Business Days following written notice by the Purchaser to the Seller, or at the election of the Purchaser, to the Company, provided that the payment of such amounts to the Taxing Authority is due and that the Seller shall not be required to make any payment earlier than 10 (ten) Business Days before such Taxes are due to the Taxing Authority. In case of any Tax being contested in accordance with Section 8.7.2, payment of such Tax including any interest thereon to the Taxing Authority will be considered due no earlier than on the date a final (bestandskräftig) determination to such effect is made by either the Taxing Authority or a court of jurisdiction, provided that the Taxing Authority has granted relief from paying the assessed Tax until such Tax becomes final and binding. If this is not the case, the Seller shall make a respective advance indemnification payment to the Purchaser. If the final amount to be indemnified for Taxes and to be paid is lower than the advance indemnification payment by the Seller, then the difference shall be reimbursed by the Purchaser, including all interest earned thereon, if any.

8.4	Tax Filings after the Closing Date

8.4.1	The Seller shall prepare all Tax returns for the Company (including Tax returns for Tax groups) required to be filed by or on behalf of the Company after the Closing Date for Tax assessment periods ending prior to or on the Closing Date. The Seller shall provide drafts of such Tax returns to the Purchaser no later than ninety (90) days prior to the relevant due date of such Tax returns, and the Purchaser shall file or cause the Company to file the Tax returns prepared by the Seller not later than thirty (30) days after their receipt. The Tax returns prepared by the Seller shall not be amended or changed by the Purchaser or the Company without the prior review and approval of the Seller (which may not unreasonably be withheld). Such Tax returns shall be prepared on a basis consistent with those prepared for prior Tax assessment periods. In case of any amendments or changes of the Tax returns, the Purchaser shall ensure that any Tax returns to be reviewed and approved by the Seller will be furnished to the Seller no later than thirty (30) days after the Seller has provided the draft Tax returns to the Purchaser. The Seller shall return its comments to the Purchaser within thirty (30) days at the latest. If the Seller and the Purchaser fail to reach an agreement on the contents of the Tax returns, the Tax returns shall be filed according to the instructions of the Seller, except if and to the extent that these instructions do not comply with mandatory law.

8.4.2	The Purchaser shall prepare and file or cause the Company to prepare and file all Tax returns for the Company required to be filed by or on behalf of the Company after the Closing Date for Tax assessment periods ending after the Closing Date.

8.4.3	With respect to Tax returns for Straddle Tax Periods, the Purchaser shall prepare and file or cause the Company to prepare and file all Tax returns for the Company required to be filed by or on behalf of the Company after the Closing Date. The Tax returns shall be prepared on a basis consistent with those prepared for prior Tax assessment periods and are subject to review and prior written consent of the Seller (such consent not to be unreasonably withheld). The Purchaser shall provide drafts of the Tax returns to the Seller no later than ninety (90) days prior to the relevant due date of such Tax returns. The Seller shall review the drafts and return its comments to the Purchaser within thirty (30) days at the latest. If the Seller and the Purchaser fail to reach an agreement on the contents of the Tax returns, the Tax returns shall be filed according to the instructions of the Purchaser.

8.5	Tax Covenants

The Purchaser covenants to the Seller that except as legally required by any Taxing Authority or otherwise compelled by mandatory law, the Purchaser will not and will not cause or permit the Company to

(1)	take any action or other measures on or after the Closing Date that could give rise to or increase any Tax liability or reduce any Tax assets of the Seller in its capacity as the controlling entity for the Company within a Tax group for corporate Tax, trade Tax and VAT purposes (körperschaftsteuerliche und gewerbesteuerliche sowie umsatzsteuerliche Organschaft);

(2)	make or change any Tax election, change any accounting principles (Buchführungs- und Bilanzierungspraxis), alter or amend any Tax return, financial statement or other Tax relevant document of the Company or take any Tax position on any Tax return, take any action or enter into any transaction, merger or restructuring with effect to Tax assessment periods ending prior to or on the Closing Date that results in any increased Tax liability (including a Tax indemnification liability) or a reduction of Tax assets of the Seller in its capacity as the controlling entity for the Company within a Tax group.

This Sec. 8.5 shall only apply to the extent such Tax liability, increase thereof or reduction of Tax assets is allocable to Tax assessment periods or portions thereof or otherwise to time periods ending prior to or on the Closing Date and does not result from the violation of a blocking period (steuerliche Behalte- oder Sperrfrist im Sinne des Ertrag-, einschließlich des Umwandlungssteuerrechts) provided that such blocking period has been triggered prior to or on the Closing Date.

8.6	Tax Allocations (Steuerumlagen)

8.6.1	The Purchaser covenants to the Seller that it will not and will not cause or permit the Company to raise any claims against the Seller or any member of Seller’s Group in connection with Tax allocations for time periods ending on or before the Closing Date and shall indemnify the Seller or the respective member of Seller’s Group, as the case may be, on first demand from all such claims of the Company.

8.6.2	The Seller covenants to the Purchaser that neither the Seller nor any member of the Seller’s Group will raise any claims against the Company in connection with Tax allocations for time periods ending on or before the Closing Date and shall indemnify the Purchaser or, at the election of the Purchaser, the Company on first demand of the Purchaser from all such claims of the members of Seller’s Group.

8.7	Indemnification Procedures

8.7.1	Following the Closing Date, the Purchaser shall give the Seller written notice (each a “Tax Indemnification Notice”) of

(1)	any Tax assessment that might constitute a basis for indemnification by the Seller pursuant to this Section 8 within ten (10) Business Days after the Purchaser has received the relevant Tax assessment;

(2)	any Tax audit or judicial proceeding that is announced or commenced and that might constitute a basis for indemnification by the Seller pursuant to this Section 8 within twenty (20) Business Days after the Purchaser has received the relevant announcement of the Tax audit or judicial proceeding; and

(3)	any circumstances indicating a breach of the Tax Representations within twenty (20) Business Days after the Purchaser has discovered the breach of the Tax Representations.

The Tax Indemnification Notice shall

(4)	be in writing and shall contain full factual information describing the object of the Tax assessment, Tax audit, administrative proceedings of the Tax Authorities or related judicial proceedings, or the asserted Tax liability in reasonable detail and, if the Purchaser has reason to believe that a Tax payment is to be or might have to be reimbursed by the Seller pursuant to Section 8.3, to the extent this is reasonably possible at that point in time, a good faith estimate of the Tax amount that in the Purchaser’s view at that time might have to be paid by the Purchaser or the Company;

(5)	and include copies of any notice or other document received from any Taxing Authority in respect of any such Tax audit or asserted Tax liability.

The Purchaser shall further procure that the Company allows the Seller to fully participate in such Tax audit, administrative proceedings of the Tax Authorities or related judicial proceedings under Section 8.7.2 to the extent such participation is reasonably practicable.

8.7.2	The Seller may elect to participate on its own or through counsel of its choice and at its expense in any audit, claim for refund and administrative or judicial proceeding involving any asserted Tax liability for which the Seller would be liable under this Section 8 (any such audit, claim for refund or proceeding relating to an asserted Tax liability is referred to as a “Tax Contest”). If the Seller elects to participate in a Tax Contest, then the Seller shall within ten (10) Business Days of receipt of the Tax Indemnification Notice pursuant to Section 8.7.1 above, notify the Purchaser of its intent to do so, and the Purchaser shall cooperate and cause the Company or the respective successor(s) to cooperate, at the Seller’s expense in each phase of such Tax Contest. If the Seller does not elect to participate in such Tax Contest or fails to notify the Purchaser of its election as herein provided, the Purchaser or the Company or the respective successor(s) may pay, compromise or contest such asserted Tax liability, provided that neither the Purchaser nor the Company may settle or compromise any asserted Tax liability in spite of the objection of the Seller if and to the extent such objection is reasonable. If the Seller chooses to direct the Tax Contest, the Purchaser shall promptly authorize, and shall cause the Company to authorize (by power of attorney and such other documentation as may be necessary and appropriate) the designated representative of the Seller to represent the Company or their successor(s) in the Tax Contest insofar as the Tax Contest involves an asserted Tax liability for which the Seller would be liable under this Section 8. The Seller shall indemnify and hold harmless the Purchaser or, at the election of the Purchaser, the Company from all reasonable costs incurred by the Purchaser or the Company as a result of the Seller’s participation in the Tax Contest.

8.8	Consequences of a Breach of Covenants

If and to the extent Purchaser is in breach of a covenant under Section 8.5, or if and to the extent the Purchaser fails to comply with any of its obligations under Section 8.7, or denies fulfillment of these obligations, and Seller is effectively precluded by such failure, the Purchaser shall

(1)	not be entitled to a Tax indemnity claim under this Section 8 with regard to the Tax assessment / adjustment concerned; and

(2)	indemnify and hold harmless the Seller from and against all additional Tax liabilities or reductions of Tax assets which are the result of the findings of audits, in its capacity as the controlling entity for the Company within a Tax group for corporate Tax, trade Tax and VAT purposes, in particular resulting from the determination of additional income allocated to the Seller, or any other result of the audits, including all and any determination in the context of VAT.

The foregoing sentence shall not apply if and to the extent the Purchaser’s failure to comply with its obligations under Section 8.5 and 8.7 has not caused or increased a Tax liability (including a Tax indemnification liability) or reduced a Tax asset of the Seller.

8.9	Tax Refunds

The Purchaser shall or shall cause the Company, within ten (10) Business Days after the Tax refund has been received or assessed, pay to the Seller as an additional portion of the Purchase Price any refunds of Taxes received by the Company after the Closing Date (other than refunds shown or provided for in the 2006 Company’s Financial Statements) by receipt of cash payment, set-off or reduction of Taxes and allocable to any Tax assessment period or portions thereof or otherwise to time periods ending on or before the Closing Date if and to the extent that the Tax refund does not result in additional or increased Taxes or other Tax disadvantages after the Closing Date. If and to the extent claims of the Purchaser or the Company against the Seller under this Section 8 are unsettled, the Seller’s claim for refunds shall be offset against these claims.

The Purchaser shall duly notify the Seller of any Tax refund allocable to any Tax assessment period or portions thereof or otherwise to time periods ending on or before the Closing Date.

8.10	Fiscal Unity

8.10.1	To the extent that a higher taxable assessment basis (steuerliche Bemessungsgrundlage) or other Tax relevant facts for Tax assessment periods including the Tax assessment period ending on the Closing Date is assessed for the Company after the Closing Date and due to this fact (additional) Taxes for any member of Seller’s Group allocable to any Tax assessment period or portions thereof or otherwise to time periods ending prior to or on the Closing Date are assessed which correspond to Tax benefits (whether in cash or by way of set off) for the Company after the Closing Date (e.g., due to higher depreciation), the Purchaser shall compensate the Seller by way of an increase of the Purchase Price for any such Tax benefits of Purchaser, its Affiliates, or the Company except, however, for such amounts of the Tax benefits of the Purchaser, its Affiliates, or the Company which have been or could be set off against the Tax liability of the Seller according to Section 8.3.3. The amount of such payment shall be calculated in accordance with the principles under Section 8.3.3 (4). These provisions shall apply mutatis mutandis in case Tax losses are reduced for any member of the Seller’s Group.

8.10.2	To the extent that a lower taxable assessment basis or other Tax relevant facts allocable to any Tax assessment period or portions thereof or otherwise to time periods ending prior to or on the Closing Date is assessed for the Company after the Closing Date and due to this fact the Seller or any member of Seller’s Group receives a Tax refund by receipt of cash payment, set-off or reduction of Taxes allocable to any Tax assessment period or portions thereof or otherwise to time periods ending prior to or on the Closing Date which correspond to higher Taxes for the Company after the Closing Date, the Seller shall compensate the Purchaser or, at the election of the Purchaser, the Company by way of a reduction of the Purchase Price for any such higher Taxes except, however, for such amounts of higher Taxes which have been or could be claimed as Tax Indemnification Payment under Section 8.3. The two last sentences of 8.10.1 shall apply mutatis mutandis.

8.11	VAT

To the extent the Company was part of the fiscal unity for VAT purposes (Teil des umsatzsteuerlichen Organkreises) of the Seller’s Group prior to the Closing Date, the Purchaser shall procure, to the extent possible, that payables (positive difference between VAT and input VAT) caused by the Company will be paid to the parent of the fiscal unity (Organträger), and Seller shall procure, to the extent possible, that refunds (negative difference between input VAT and VAT) will be refunded by the parent of the fiscal unity (Organträger). This shall apply only if the additional tax burden or the refund arises after the Closing Date.

8.12	Tax Cooperation

The Parties shall cooperate in good faith, and shall cause their representatives to cooperate in good faith, with each other in connection with all Tax matters relating to any period ending on or before the Closing Date or which might be relevant for any member of the Seller’s Group, in particular with respect to any liability, indemnity or claims under or in connection with this Section 8, including the preparation and filing of any Tax return or the conducting of any audit, investigation, dispute or appeal or any other communication with any Taxing Authority (the “Relevant Tax Matters”). The cooperation between the Parties shall include (but shall not be limited to) the providing and making available by both Parties of all of their and their Affiliates’ relevant books, recordings and information, and the assistance of their and their Affiliates’ officers and employees, to the extent necessary in connection with Relevant Tax Matters. The cooperation shall further include the providing and making available by the Seller no later than ten (10) Business Days after the Closing Date of all relevant books, recordings and information enabling the Purchaser to fulfill its duties vis-à-vis the Taxing Authorities in connection with Relevant Tax Matters.

8.13	Limitation

Claims of the Parties under this Section 8 shall be time-barred upon elapse of six (6) months after the final binding assessment (Eintritt der formellen und materiellen Bestandskraft) of the relevant Taxes.

SECTION 9

PURCHASER’S GUARANTEES

9.1	Guarantees

Purchaser hereby guarantees by way of an independent promise of guarantee pursuant to Section 311 para. 1 of the German Civil Code (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) that the following statements are complete and correct as of the Signing Date and on the Closing Date:

9.1.1	The Purchaser is duly incorporated and validly existing under the laws of Germany and has all requisite corporate power and authority to own its assets and to carry out its business.

9.1.2	The execution and performance by the Purchaser of this Agreement and the consummation of the transaction contemplated hereby are within the corporate powers of the Purchaser and have been duly authorized by all necessary corporate action on part of the Purchaser.

9.1.3	The execution and performance by the Purchaser of this Agreement and the consummation of the transaction as contemplated herein do not (i) violate the articles of association or by-laws of the Purchaser or (ii) violate any applicable law, regulation, judgment, injunction or order binding on the Purchaser, and (iii) there is no action, law suit, investigation or proceeding pending against, or to the knowledge of the Purchaser threatened against, the Purchaser before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the transaction contemplated herein.

9.1.4	The Purchaser has sufficient available funds or binding financing commitments to pay the Purchase Price when due.

9.2	Seller’s Remedies

In the event that the Purchaser is in breach of any guarantee pursuant to Section 9.1, the Purchaser shall pay to the Seller the monetary damages to compensate the Seller for the damages suffered by the Seller which the Seller would not have suffered if the Guarantee in question had been true and correct. In this respect, the provisions of Section 7 shall apply mutatis mutandis, in particular but not limited to the limitation of liability, De Minimis Amount and Basket Amount.

SECTION 10

COVENANTS AND INDEMNIFICATIONS

10.1	General Assistance

Upon the terms and subject to the conditions set forth in this Agreement and otherwise provided in this Section 10, each of the Seller and the Purchaser agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from third parties or governmental authorities, and (b) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

10.2	Access to Financial Information

The Purchaser shall procure that after the Closing Date the Seller and its representatives are given reasonable access to, and are allowed to make copies of, any and all documents and data regarding the Company relating to the period until the Closing Date, in particular but not limited to (i) the annual books of accounts for the fiscal years 2004 through 2007 and for the fiscal year 2008 up to the Closing Date as well as (ii) any other financial information required to achieve the deconsolidation as of the Closing Date or, if the Closing does not occur on the last day of a month, on the end of a month following the Closing Date, (iii) any information the Seller requires to prepare the Tax filings as mentioned in Section 8.4 of the Agreement and (iv) any other tax or accounting records. The Seller and any other member of Seller’s Group shall treat this information strictly in accordance with Section 11.2.

10.3	Use of Certain Names

10.3.1	The Purchaser shall ensure that, after expiry of an interim period of three (3) months after the Closing Date, the Company ceases to use (as part of its corporate or trade name, internet domains or otherwise) the “Océ” and “ODT” names or any logo, trademark, trade name or other derivation there from. The Purchaser shall cause, at latest at the end of the aforementioned interim period, the Company to remove or obliterate the “Océ” and “ODT” names and marks from its signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other items and materials of the business and otherwise, and shall procure that after that time no such items and materials are put into use which bear similarity to the “Océ” and “ODT” names, marks or logos. For the avoidance of doubt, the two preceding sentences do not grant the Company or the Purchaser the right to put into use any signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other items and materials of the business that include or bear similarity with the “Océ” and “ODT” names or any logo, trademark trade name or other derivation there from other than in the form and scope as currently used by the Company, provided, however, that the Seller agrees that the Company may use the “Océ” and “ODT” names, logos and marks for a period of further three (3) months after the Closing Date together with (i) the Purchaser’s or the Company’s future names, logos and marks and (ii) a reference to the Company having been part of the Seller’s Group, for the purpose of identifying the Company, provided that the Seller has given its prior written consent to such use, the consent to be provided if and to the extent the envisaged use is reasonable.

10.3.2	The Purchaser agrees that the Seller shall have no responsibility for claims by a third party arising out of, or relating to, the use of the “Océ” and “ODT” names or marks by the Purchaser or the Company or any of their affiliated companies within the meaning of Section 15 of the German Stock Corporation Act after Closing within the scope provided for under Section 10.3.1 above, and the Purchaser undertakes to indemnify and hold harmless the Seller from and against any such third party claims.

10.3.3	The Seller gives it consent that the Purchaser may change the corporate name of the Company or any legal successors to “Captaris Document Technologies GmbH” after the Closing Date.

10.3.4	The Seller shall not and shall cause the members of the Seller’s Group not to incorporate or rename any Person “ODT” or “Océ Document Technologies” or use the name “ODT” or “Océ Document Technologies” or any logo, trademark, trade name or other derivation there from for a period of five (5) years after the Closing Date.

10.4	Compliance with Sec. 303 German Stock Corporation Act

The Seller shall comply in full with its obligations under Section 303 German Stock Corporation Act (Aktiengesetz) to provide security to creditors of the Company because of the termination of the Domination and Profit and Loss Pooling Agreement at its own costs and expenses.

10.5	Covenant to provide transitional services

The Seller shall ensure for a transitional period starting on the Closing Date and ending on December 31, 2008, that the Company shall be provided with the same services with regard to volume, quality, availability and terms and conditions of the services as the Company has been provided with during the last 12 months prior to the Signing Date and by the entities all as set out in more detail in Schedule 10.5

The Purchaser shall make commercially reasonable efforts that the Company substitutes and terminates individual services requested as soon as reasonably possible and the Company shall be entitled to terminate services vis-a-vis the relevant company (with a copy to the Seller) with five (5) business days prior written notice. For the avoidance of doubt, neither the Seller nor the companies providing the services to the Company shall be entitled to terminate the provision of services at any time prior to December 31, 2008, unless so requested by the Purchaser.

The Seller’s liability under this Section 10.5 shall be limited to actual damages incurred by the Company and shall in particular not cover any consequential damages (Folgeschäden).

10.5a	Covenant Not to Compete

10.5a.1	For a period of two (2) years after the Closing Date, the Seller shall not directly or indirectly:

(1)	establish or operate a business which competes with the Business as presently conducted by the Company; or

(2)	acquire an interest of more than ten 10 per cent (equity or votes) in an enterprise which competes with the Business as presently conducted by the Company.

10.5a.2	The acquisition (including by way of a merger) of an interest in an entity or group which competes with the Business as presently conducted by the Company shall be exempted from the covenant set forth in Section 10.5a.1 (2), provided the competing business is either closed down or sold within nine (9) months after the acquisition of the controlling interest has been completed.

10.6	Covenant not to sue

Following the Closing Date, the Seller shall not and shall cause the members of the Seller’s Group not to assert any claims or invoke any rights against the Company or any of the Company’s then Affiliates, customers or distributors arising out of or relating to the Use by the Company or Company’s Affiliates of any Intellectual Property Rights or Intellectual Property owned or controlled by the Seller’s Group at the Closing Date (including any renewals, extensions or continuations of any such Intellectual Property Rights) if and to the extent such Intellectual Property Rights or Intellectual Property are necessary or useful for the conduct of the Business within the Field of Use. Field of Use means the business as it is conducted at the Signing Date by the Company and Purchaser and Purchaser’s Affiliates, including the natural evolution or progression of the business but excluding any material deviation or change from the business, products and services of the Company or its Affiliates. For the avoidance of doubt, the two preceding sentences shall not apply to the Company’s Use (as part of its corporate or trade name, internet domains or otherwise) of the “Océ” and “ODT” names or any logo, trademark, trade name or other derivation there from other than as permitted under Section 10.3.1.

10.7	Special Indemnification

The Seller shall indemnify and hold harmless the Company and the Purchaser from and against any and all damages arising out of or relating to the fact that the Company has caused or may have caused any harmful pollution of the soil and/or groundwater (schädliche Boden- oder Grundwasserverunreinigung), including, for the avoidance of doubt, any claims asserted against the Company for the handling or treatment of radioactive materials.

10.8	Transfer of Business

The Seller shall ensure for an interim period of twelve (12) months after the Closing Date that all customer inquiries or other inquiries relating to the Company’s business, which for any reason are addressed to Seller’s Group after the Closing Date, are directed promptly to the Company, and that the inquiring party is advised that its inquiry will be answered by the Company.

10.9	Indemnification with regard to equity interest in Flughafen-Gesellschaft Konstanz

The Seller shall indemnify and hold harmless the Purchaser from any loss or disadvantage resulting from or in connection with the equity interest held by the Company in Flughafen-Gesellschaft Konstanz GmbH as referred to in Section 4.4 of this Agreement, provided that the Purchaser has notified the Seller of such loss or disadvantage within a period of 18 month following the Closing Date and further provided that the Purchaser and the Company shall follow all instruction reasonably given by the Seller during that period to effect and consummate the divestment of such equity interest. The Seller shall bear the costs for the divestment of the equity interest in Flughafen-Gesellschaft Konstanz GmbH.

SECTION 11

CONFIDENTIALITY / PRESS RELEASES

11.1	Confidentiality; Press Releases; Public Disclosure

The Parties mutually undertake to keep the contents of this Agreement secret and confidential vis-à-vis any third party except to the extent that the relevant facts are publicly known or disclosure is required by law or applicable stock exchange regulations including the filing of a report on Form 8 K with the U.S. Securities and Exchange Commission, as appropriate. In such case, the Parties shall, however, to the extent reasonably possible, inform each other prior to such disclosure and shall limit any disclosure to the minimum required by statute or the authorities. No Party shall be required to inform the other prior to making any such disclosure, if and to the extent doing so would cause the filing Party to be in violation of its reporting requirements under applicable law. No press releases or other public announcement concerning the transactions contemplated by this Agreement shall be made by either Party unless the form and text of such announcement shall first have been approved by the other Party, such approval not to be unreasonably withheld, conditioned or delayed.

11.2	Seller’s Confidentiality

Without prior consent of the Purchaser or the Company, for a period of five (5) years after the Closing Date, the Seller shall keep confidential and not disclose to any third party and not use, any business or trade secrets of the Company and the Business, other than those which have become publicly known through no fault of the Seller or which the Seller is required to disclose as necessary to comply with any legal requirements. The Seller shall procure that the other members of the Seller’s Group comply with the foregoing obligation.

11.3	Purchaser’s Confidentiality; Return of Documents

In the unlikely event that this Agreement is terminated without the Closing having been consummated, the Purchaser undertakes to keep confidential all information received from the Seller in connection with the transactions contemplated by this Agreement and to return all documents and information embodied otherwise which the Purchaser received from the Seller, together with any copies thereof and to destroy all documents and information embodied otherwise it produced based on information received from the Seller, unless such information is in the public domain without breach of a confidentiality obligation towards the Seller. The Purchaser shall not be entitled to any retention right with respect to such documents or information.

SECTION 12

ASSIGNMENT OF RIGHTS AND UNDERTAKINGS

This Agreement and any rights and obligations hereunder may not be assigned and transferred, in whole or in part, without the prior written consent of the other Parties hereto; except that the Purchaser (i) may assign its rights (other than the right to acquire the Share) and claims arising out of or in connection with this agreement to the banks financing the transaction contemplated in this Agreement and (ii) the Purchaser may transfer its rights, claims and obligations in their entirety to an affiliate, provided, however, that the Purchaser shall be and remain jointly and severally liable for all Purchaser’s obligations under this Agreement.

SECTION 13

COSTS AND TAXES

13.1	Taxes and Costs

All transfer taxes (but excluding real estate transfer tax), stamp duties, costs for the notarization of this Agreement and any other charges and costs which result from this Agreement and the Closing of the transaction considered hereby shall be borne by the Purchaser.

13.2	Own Costs and Expenses

Each Party shall bear its own costs and expenses, including the costs, fees and expenses of its own representatives, advisors or agents, and including broker’s fees and investment banking fees.

SECTION 14

NOTICES

14.1	Form of Notice

All declarations, notices or other communications hereunder (the “Notices”) shall be done in writing in the English language and delivered by hand or by courier or by facsimile (but not by e-mail) to the person at the addresses set forth below, or such other addresses as may be designated by the respective Party to the other Parties in the same manner:

14.2	Notices to Seller

Any Notice to be given to the Seller hereunder shall be addressed as follows:

Océ Holding Deutschland GmbH & Co. KG,

Solinger Straße 5-7,

45481 Mülheim an der Ruhr

Facsimile No.: +49 (8121) 724747

Attn.: Peter Koehler

with a copy to:

Océ N.V.

St. Urbanusweg 43

P.O. Box 101

5900 MA Venlo

The Netherlands

Attn.: Herman van de Haterd, General Counsel

with a further copy to:

Freshfields Bruckhaus Deringer

Feldmühleplatz 1

40545 Düsseldorf

Germany

Facsimile No.: +49 (211) 49792103

Attn.: Dr. Hildegard Bison

14.3	Notices to Purchaser

Any Notice to be given to the Purchaser hereunder shall be addressed as follows:

c/o Captaris, Inc.

10885 NE 4th St., Suite 400

Bellevue, WA 98004

Facsimile No.: +1 (425) 638-1263

Attn.: Christopher Stanton, General Counsel

with a copy to:

Perkins Coie LLP

1201 Third Ave, Suite 4000

Seattle, WA 98101

Facsimile No.: +1 (206) 359-9649

Attn: Andrew Moore

with a further copy to:

Gleiss Lutz

Prinzregentenstraße 50

80538 Munich

Attn.: Peter Steffen Carl

14.4	Change of Address

The Parties are to, without being legally obliged to, communicate any change of their respective addresses set forth in Sections 14.2 through 14.3 as soon as possible in writing to the respective other Parties. Until such communication, the address as hitherto shall be relevant.

14.5	Copies to Advisors

14.5.1	The receipt of copies of Notices by the Parties’ advisors shall not constitute or substitute the receipt of such Notices by the Parties themselves.

14.5.2	Any Notice received by a Party shall be valid regardless of whether any copy of such Notice has been sent to or received by an advisor of such Party or the acting notary, irrespective of whether the delivery of such copy was mandated by this Agreement.

SECTION 15

MISCELLANEOUS

15.1	Governing Law

This Agreement shall be governed by, and construed in accordance with, the substantive laws of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

15.2	Arbitration

Any dispute, controversy or claim arising from or in connection with this Agreement and its execution shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the courts of law. The venue of the arbitration shall be Düsseldorf. The language of the arbitral proceedings shall be English. In the event that mandatory applicable law requires or allows any matter arising from or in connection with this Agreement and its execution to be decided upon by a court of law the competent courts in and for Düsseldorf shall have the exclusive jurisdiction therefore.

15.3	Business Day

Heretofore and hereinafter, “Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Düsseldorf and Venlo, The Netherlands, and Seattle, WA, U.S.A.

15.4	Amendments, Supplementations

Any amendment or supplementation of this Agreement, including of this provision, shall be valid only if made in writing (including facsimile, but excluding e-mail) signed by the Parties, except where a stricter form (e.g. notarization) is required under applicable law.

15.5	Language

15.5.1	This Agreement is written in the English language (except that Schedules may be partly in the German, the Dutch or another language). Terms to which a German translation has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German translation.

15.5.2	Any reference made in this Agreement to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, Regulations or legal relationships (hereinafter collectively referred to as the “Legal Terms”) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as - functionally - come closest to the Legal Terms under German law.

15.6	Entire Agreement

This Agreement constitutes the full understanding of the Parties and the complete and exclusive statements of the terms and conditions of the Parties’ agreements relating to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, that may exist between the Parties, including e.g. the Letter of Intent, with respect to the subject matter of this Agreement or parts thereof.

15.7	Severability

Should any provision of this Agreement be or become invalid, ineffective or unenforceable as a whole or in part, the validity, effectiveness and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective and enforceable provision as comes closest to the economic intent and the purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place and extent. The aforesaid shall apply mutatis mutandis to any gap in this Agreement.

SECTION 16

ACCESSION OF THE GUARANTOR

The Guarantor hereby joins this Agreement on the side of the Purchaser to the effect that the Guarantor shall be jointly liable with the Purchaser towards the Seller for any and all obligations and liabilities of the Purchaser out of or in connection with this Agreement.